SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

TIM Participações S.A., and

TIM Participações S.A. and

Subsidiaries

Quarterly Information

as at March 31, 2018

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A.

QUARTERLY INFORMATION

March 31, 2018 and 2017

Contents

Independent auditors’ report on the financial statements
Audited financial statements
Balance sheets
Income statements
Statements of comprehensive income
Statements of changes in shareholders’ equity
Statements of cash flow
Value added statements
Management report
Notes to the financial statements
Fiscal Council Opinion
Statutory officers statement on financial statements
Statutory officers statement on independent auditors´ report

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2018, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do  not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2018. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of prior-year information

The Quarterly Information Form (ITR) mentioned in the first paragraph includes accounting information, presented for comparison purposes, related to the statements of income, changes in shareholders’ equity, cash flows and value added for the quarter ended March 31, 2017, obtained from the Quarterly Information Form (ITR) for that quarter, and also to the balance sheet as at December 31, 2017, obtained from the financial statements at December 31, 2017. The review of the Quarterly Information (ITR) for the quarter ended March 31, 2017 and the audit of the financial statements for the year ended December 31, 2017 were conducted by other independent auditors, whose unqualified review and audit reports were dated April 27, 2017 and February 5, 2018, respectively.

Rio de Janeiro, May 8, 2018

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Alexandre Fermino Alvares Contador CRC 1SP 211793/O-5

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS

March 31, 2018 and December 31, 2017

 (In thousands of Reais)

		Parent Company			Consolidated
	Notes	03/2018	12/2017	03/2018	12/2017
Assets		18,535,543	18,346,594	32,176,379	32,600,365

Current Assets		111,456	115,768	7,630,174	7,607,388
Cash and cash equivalents	4	2,978	28,369	1,958,500	2,960,718
Marketable securities	5	17,564	-	894,509	765,614
Trade accounts receivable	6	1,030	329	2,563,053	2,540,856
Inventories	7	-	-	150,260	123,785
Dividends receivable	13	53,497	53,497	-	-
Indirect taxes and contributions recoverable	8	-	-	437,467	386,001
Direct taxes and contributions recoverable	9	11,512	11,677	284,042	323,040
Prepaid expenses	11	2,190	2,189	934,221	168,366
Derivative financial instruments	37	-	-	44,862	53,875
Financial lease	16	-	-	20,592	19,773
Other amounts to be offset	17	-	-	62,627	68,571
Other assets		22,685	19,707	280,041	196,789

Non-current Assets		18,424,087	18,230,826	24,546,205	24,992,977
Long term receivables		119,849	116,688	2,886,879	2,841,962
Marketable securities	5	-	-	2,930	2,997
Trade accounts receivable	6	-	-	116,316	26,207
Indirect taxes, charges and contributions recoverable	8	-	-	890,519	949,586
Direct taxes, charges and contributions recoverable	9	-	-	211,365	209,503
Judicial deposits	12	116,008	112,307	1,357,333	1,366,576
Prepaid expenses	11	3,841	4,381	65,948	39,466
Derivative financial instruments	37	-	-	27,181	26,915
Financial lease	16	-	-	185,558	185,558
Other assets		-	-	29,729	35,154

Investments	13	18,146,682	17,956,582	-	-
Property, Plant and Equipment	14	-	-	10,702,638	10,838,488
Intangible assets	15	157,556	157,556	10,956,688	11,312,527

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

March 31, 2018 and December 31, 2017

 (In thousands of Reais)

		Parent Company		Consolidated
	Notes	03/2018	12/2017	03/2018	12/2017

Liabilities and Shareholders’ Equity		18,535,543	18,346,594	32,176,379	32,600,365

Liabilities		197,439	195,410	13,838,275	14,449,181

Current Liabilities		165,023	162,983	7,182,522	7,224,437
Suppliers	18	4,162	3,352	4,219,003	3,986,557
Borrowing and financing	20	-	-	1,183,513	1,351,860
Finance lease	16	-	-	184,884	176,925
Derivative financial instruments	37	-	-	11,421	14,044
Labor obligations		7,781	6,449	312,160	262,450
Indirect taxes, charges and contributions payable	21	477	370	366,750	305,266
Direct taxes, charges and contributions payable	22	13	218	196,378	260,787
Dividends payable	26	143,579	143,591	143,579	143,591
Authorizations payable	19	-	-	92,601	233,173
Deferred revenue	23	-	-	464,528	480,430
Other liabilities		9,011	9,003	7,705	9,354

Non-current liabilities		32,416	32,427	6,655,753	7,224,744
Borrowing and financing	20	-	-	2,732,896	3,339,084
Derivative financial instruments	37	-	-	16,864	18,419
Finance lease	16	-	-	1,718,422	1,710,247
Indirect taxes, charges and contributions payable	21	-	-	2,589	2,527
Direct taxes, charges and contributions payable	22	-	-	207,508	206,788
Deferred income and social contribution taxes	10	-	-	73,008	98,919
Provision for legal and administrative proceedings	24	2,661	2,672	601,408	528,320
Pension plan and other post-employment benefits		-	-	3,526	2,635
Provision for decommissioning costs	25	-	-	19,265	22,803
Authorizations payable	19	-	-	275,707	273,527
Deferred revenue	23	-	-	974,022	990,932
Other liabilities		29,755	29,755	30,538	30,543

Shareholders’ Equity	26	18,338,104	18,151,184	18,338,104	18,151,184
Share capital		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		1,687,292	1,687,565	1,687,292	1,687,565
Profit reserves		6,550,700	6,612,819	6,550,700	6,612,819
Accumulated other comprehensive income		401	989	401	989
Treasury shares		(11,717)	(16,487)	(11,717)	(16,487)
Retained earnings		245,130	-	245,130	-

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

Periods ended March 31, 2018 and 2017

(In thousands of Reais, except otherwise stated)

			Parent Company
	Notes	1Q/2018	03/2018	1Q/2017	03/2017

Operating income (expenses)		245,265	245,265	131,978	131,978
General and administrative expenses	29	(6,769)	(6,769)	(6,286)	(6,286)
Equity in income from subsidiaries	13	252,349	252,349	138,388	138,388
Other expenses, net	30	(315)	(315)	(124)	(124)

Operating income		245,265	245,265	131,978	131,978

Financial income (expenses):		(135)	(135)	113	113
Financial income	31	538	538	759	759
Financial expenses	32	(673)	(673)	(646)	(646)

Income before income and social contribution taxes		245,130	245,130	132,091	132,091

Net income for the period		245,130	245,130	132,091	132,091

Earnings per share attributed to the Company’s shareholders (in R$ per share)
Basic earnings per share	34	0.10	0.10	0.05	0.05
Diluted earnings per share	34	0.10	0.10	0.05	0.05

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese) TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARIES
STATEMENTS OF INCOME
Periods ended March 31, 2018 and 2017
(In thousands of Reais, except otherwise stated)

		Consolidated
	Note	1Q/2018	03/2018	1Q/2017	03/2017

Net operating revenue	28	4,119,853	4,119,853	3,951,373	3,951,373

Cost of services provided and goods sold	29	(1,815,791)	(1,815,791)	(2,011,449)	(2,011,449)

Gross profit		2,304,062	2,304,062	1,939,924	1,939,924

Operating revenues (expenses)		(1,784,273)	(1,784,273)	(1,666,076)	(1,666,076)
Selling expenses	29	(1,214,376)	(1,214,376)	(1,157,785)	(1,157,785)
General and administrative expenses	29	(379,435)	(379,435)	(335,767)	(335,767)
Other expenses, net	30	(190,462)	(190,462)	(172,524)	(172,524)

Operating Income		519,789	519,789	273,848	273,848

Financial revenues (expenses)		(170,260)	(170,260)	(103,224)	(103,224)
Financial revenues	31	83,669	83,669	236,960	236,960
Financial expenses	32	(253,929)	(253,929)	(340,184)	(340,184)

Income before income and social contribution taxes		349,529	349,529	170,624	170,624

Income and social contribution taxes	33	(104,399)	(104,399)	(38,533)	(38,533)

Net income for the period		245,130	245,130	132,091	132,091

Earnings per share attributed to the Company’s shareholders (in R$ per share)

Basic earnings per share	34	0.10	0.10	0.05	0.05

Diluted earnings per share	34	0.10	0.10	0.05	0.05

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME

Periods ended March 31, 2018 and 2017

(In thousands of Reais)

	Parent Company		Consolidated
	1Q/2018	03/2018	1Q/2017	03/2017

Net income for the period	245,130	245,130	132,091	132,091

Other components of comprehensive income
Item not to be reclassified to income:
Pension plan and other post-employment benefits	(588)	(588)	-	-

Item to be reclassified to income subsequently:
Cash flow hedge		‐	2,190	2,190

Total comprehensive income for the period	244,542	244,542	134,281	134,281

The items included in the Statement of Comprehensive Income are recorded net of taxes.

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 (In thousands of Reais)

			Profit Reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at January 1, 2018	9,866,298	1,687,565	718,759	5,894,060	(16,487)	989	-	18,151,184

Impact from initial adoption of IFRS 9 and 15	-	-	-	(62,119)	-	-	-	(62,119)

Balances as at January 1, 2018 - adjusted	9,866,298	1,687,565	718,759	5,831,941	(16,487)	989	0	18,089,065

Total comprehensive income for the year
Net income for the period							245,130
Effect of value of post-employment benefit recorded directly in the subsidiary’s Shareholders’ Equity	-	-	-	-	-	(588)		(588)
Cash flow hedge	-	-	-	-	-	0	-	-
Total comprehensive income for the period	-	-	-	-	-	588	245,130	244,542

Total contributions from shareholders and distributions to shareholders
Stock Options (Note 27)	-	(273)	-	-	-	-	-	(273)
Purchase of treasury shares, net of disposals	-		-	-	4,770	-	-	4,770
Total contributions from shareholders and distributions to shareholders	-	(273)	-	-	4,770	-	-	4,497
Balances as at March 31, 2018	9,866,298	1,687,292	718,759	5,831,941	(11,717)	401	245,130	18,338,104

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 (In thousands of Reais)

			Profit Reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at December 31, 2016	9,866,298	1,564,149	657,034	5,103,908	(3,369)	(507)	-	17,187,513

Total comprehensive income for the period
Net income for the period							132,091	132,091
Cash flow hedge	-	-	-	-	-	2,190	-	2,190
Total comprehensive income for the period	-	-	-	-	-	2,190	132,091	134,281
Total contributions from shareholders and distributions to shareholders
Stock Options (Note 27.b)	-	1,147	-	-	-	-	-	1,147
Purchase of treasury shares, net of disposals	-	327	-	-	298	-	-	625
Total contributions from shareholders and distributions to shareholders	-	-1,474	-	-	298	-	-	1,772
Balances as at March 31, 2017	9,866,298	1,565,623	657,034	5,103,908	(3,071)	1,683	132,091	17,323,566

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A., AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

(In thousands of Reais)

		Parent Company		Consolidated
	Note	03/2018	03/2017	03/2018	03/2017
Operations
Income before income tax and social contribution		245,130	132,091	349,529	170,624
Adjustments to reconcile income with net cash from operations:
Depreciation and amortization		-	-	901,472	988,953
Income from equity accounting	13	(252,349)	(138,388)	-	-
Residual value of property, plant and equipment, and intangible assets written-off		-	-	4,704	2,926
Interest from obligations arising from asset retirement	25	-	-	172	163
Provision for administrative and legal proceedings	24	297	43	103,099	106,306
Monetary adjustment of judicial deposits and administrative and judicial proceedings		(96)	(334)	79,130	23,311
Interest, monetary and exchange variations of borrowing and other financial adjustments		-	-	79,418	140,273
Lease interest payable	32	-	-	66,055	66,072
Lease interest receivable	31	-	-	(6,465)	(6,624)
Losses from doubtful debts	29	-	-	115,715	64,932
Stock options	27	(730)	605	(273)	1,147
		(7,748)	(5,983)	1,692,556	1,558,083
Decrease (increase) in operating assets:
Trade accounts receivable		(700)	-	(344,189)	(49,454)
Taxes and contributions recoverable		165	(36)	168,983	161,336
Inventory		-	-	(26,475)	(27,482)
Prepaid expenses		537	470	(596,934)	(583,343)
Judicial deposits		(3,612)	(4,402)	11,894	(28,108)
Other assets		(2,977)	8,624	(69,998)	(49,125)
Increase (decrease) in operating liabilities:
Labor obligations		1,332	822	49,710	33,781
Suppliers		810	1,055	221,480	(286,892)
Tax, charges and contributions		(99)	(38)	(104,208)	(249,492)
Authorizations payable		-	-	(141,235)	(836,612)
Payment of legal and administrative proceedings	24	(302)	(43)	(111,792)	(88,843)
Deferred revenue		-	-	(68,515)	(249,160)
Other liabilities		9	7	(22,252)	(27,907)
Net cash (used in) from operations		(12,585)	476	659,025	(723,218)

Investment activities
Securities		(17,564)	-	(128,828)	475,158
Additions to property, plant and equipment, and intangible assets		-	-	(612,898)	(669,382)
Receipt of financial lease		-	-	5,646	5,424
Net cash used in investment activities		(17,564)	-	(736,080)	(188,800)

Financing activities
New borrowing		-	-		514,181
Repayment of borrowing		-	-	(869,533)	(561,656)
Payment of finance leases		-	-	(58,856)	(56,690)
Derivative transactions		-	-	(1,532)	(56,476)
Disposal of treasury shares		4,770	625	4,770	625
Dividends paid		(12)	(27)	(12)	(27)
Net Cash from (used in) financing activities		4,758	598	(925,163)	(160,043)

Increase (decrease) in cash and cash equivalents, net		(25,391)	1,074	(1,002,218)	(1,072,061)

Cash and cash equivalents at the beginning of the period		28,369	8,593	2,960,718	5,128,186
Cash and cash equivalents at the end of the period		2,978	9,667	1,958,500	4,056,125

Supplementary disclosure on consolidated cash flows

	03/2018	03/2017

Interest paid	111,238	139,270
Income tax and social contribution paid	73,350	72,805
Additions to property, plant and equipment, and intangible assets – without cash effects	8,936	4,130

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF VALUE ADDED

Periods ended March 31, 2018 and 2017

(In thousands of Reais)

	Parent Company		Consolidated
	03/2018	03/2017	03/2018	03/2017
Revenues			5,299,737	5,198,987
Gross operating revenue	-	-	5,824,357	5,566,509
Provision for doubtful debts	-	-	(115,715)	(64,932)
Discounts granted, refunds and other	-	-	(408,905)	(302,590)

Inputs purchased from third parties	(1,988)	(1,879)	(1,893,545)	(1,918,627)
Costs of services provided and goods sold	-	-	(1,030,815)	(1,077,762)
Materials, energy, third-party services and others	(1,988)	(1,879)	(862,730)	(840,865)

Withholdings	-	-	(901,472)	(988,953)
Depreciation and amortization	-	-	(901,472)	(988,953)

Net value added produced	(1,988)	(1,879)	2,504,720	2,291,407

Value added received by transfer	252,887	139,147	83,671	236,960

Income from equity accounting	252,349	138,388	-	-
Financial revenues	538	759	83,671	236,960

Total value added for distribution	250,899	137,268	2,588,391	2,528,367

Distribution of value added

Personnel and charges	4,625	4,140	195,053	181,587
Direct compensation	4,305	3,793	128,481	116,421
Benefits	267	284	43,583	39,570
F.G.T.S. (Unemployment Fund)	57	56	13,190	12,890
Others	(4)	7	9,799	12,706

Taxes, fees and contributions	474	396	1,709,590	1,670,741
Federal taxes	474	396	672,450	623,929
State taxes	-	‐	1,009,318	1,038,291
Municipal taxes	-	‐	27,822	8,521

Remuneration of third-party capital	670	641	438,618	543,894
Interest	665	636	253,553	339,848
Rents	5	5	185,065	204,046

Others				54
Private social investment				54

Remuneration of shareholders’ equity	245,130	132,091	245,130	132,091
Retained earnings	245,130	132,091	245,130	132,091
Distribution of value added	250,899	137,268	2,588,391	2,528,367

2018 FIRST QUARTER RESULTS

HIGHLIGHTS

Solid Postpaid and Ultra-Broadband Base Growth

•

The postpaid customer base grew 20.5% YoY, representing 31.9% of the total base;

•

TIM Live's customer base totaled 411 k, growth of 27.4% YoY;

•

Mobile ARPU grew 13.8% YoY, reaching R$ 21.6;

•

Live ARPU increased 12.5%, reaching R$ 70.8.

Network Evolution Leveraging Customer Experience

•

Best LTE coverage, 1.8GHz refarming acceleration and use of 700MHz;

•

Leadership in 4G coverage, 3,110 cities, with 975 cities at 700MHz;

•

VoLTE technology available in 1,445 cities, improving customer’s experience;

•

Best Experience1 of Mobile Network in Brazil certified by Tutela Technologies.

Consistent Expansion of Revenues and Operating Profitability

•

Net Service Revenues accelerated to +6.4% YoY, fifth consecutive quarter of growth;

•

Solid Net Revenues performance in Mobile (+6.0% YoY) and Fixed (+14.7% YoY) segments;

•

Client Generated Net Rev. (mobile segment) grew 6.6% YoY, with approximately 75% coming from bundle revenues;

•

Normalized2 Costs and Expenses fell 0.7% YoY;

•

Normalized2 EBITDA maintained strong double digit growth, +16.4% YoY;

•

Normalized2 EBITDA Margin reached 35.5%, sustaining its expansion pace;

•

Net Income grew 89.1% YoY.

Conference Call in English:	Conference Call in Portuguese:
May 9, 2018, at: 9:30 a.m. Brasília Time 8:30 a.m. USA (NY) Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 646 828 8246 (USA) +1 800 492 3904 (other countries) Code: TIM	May 9, 2018, at: 9:30 a.m. Brasília Time 8:30 a.m. USA (NY) Simultaneous translation from English to Portuguese available via webcast only.

FINANCIAL PERFORMANCE (Pro-forma, excluding effects of the adoption of IFRS 15)

OPERATING REVENUES

In 1Q18, Net Revenues totaled R$ 4,139 million, an increase of 4.8% when compared to the first quarter of 2017.  This was the fifth consecutive quarter with expansion in this line, that has been positively impacted by Net Service Revenues, which grew 6.4% YoY and has been accelerating its expansion for the last 5 quarters.

Both segments, Mobile and Fixed, are contributing to this performance, with Mobile Net Service Revenues up 6.0% YoY and Fixed Service presenting an increase of 14.7% YoY. The two combined totaled R$ 3,983 million in the quarter.

Mobile Segment Details:

The Mobile Net Service Revenues (MSR) reached R$ 3,778 million, maintaining a solid level of growth, (+6.0%), when compared to the previous year, despite further interconnection rate (MTR) decrease. This was only possible thanks to the solid performance of Client Generated Revenues (CGR).

CGR, which is composed of Local Voice, Long Distance and Data & Content Revenues, rose 6.6% YoY. Revenues generated by recurring bundle offers grew 40.2% YoY, and now represents approximately 75% of the CGR, versus 56% in 1Q17.

Interconnection Revenues continued to fall, and in 1Q18 decreased 13.2% YoY. Such decline, however, is reducing its intensity for the last 15 months as a consequence of adoption of unlimited off-net offers by all mobile operators. As a result, the increase in incoming traffic began to partially offset the effects of MTR cuts and incidence of MTR in Net Services Revenues reached 4.0% in the quarter.

Other Mobile Net Revenues grew by 23.5% YoY reflecting the dynamics of network sharing and network swap contracts, which represents more than 50% of the revenues in this line and has its corresponding costs in Network and Interconnection’s line.

In 1Q18, ARPU (Average Revenue per User) grew by 13.8% YoY and reached R$ 21.6, mainly due to postpaid growth (greater weight in customer’s base mix). Prepaid ARPU totaled R$ 11.4, 1.6% higher than in 1Q17, while postpaid ARPU reached R$ 40.0, +3.4% YoY.

Handset Net Revenues was down 24.7% versus 1Q17, despite the 6.8% YoY increase in the number of handsets sold, which posted solid growth in the last month of the quarter. At the end of March 2018, the penetration of smartphones on the base reached 82.1% (vs. 80.9% in 4Q17). The negative revenue performance was the result of a 17.6% YoY decrease in the average selling price, due to the entry of lower-priced products into the portfolio.

Fixed Segment Details:

Fixed Net Service Revenues totaled R$ 205 million this quarter, an increase of 14.7% versus 1Q17. The result reflects the expansion of TIM Live, which grew 43.4% YoY in 1Q18. This quarter, 42% of the Fixed Service Net Revenues came from TIM Live versus 33% in 1Q17. Other fixed segment services also showed improvements with a slight growth of 0.4% YoY (vs. -14.1% in 1Q17).

TIM Live's ARPU (Average Revenue Per User) totaled R$ 70.8, 12.5% higher than in 1Q17. This solid performance was driven by the penetration of higher value offerings with higher speeds and additional content and services.

COSTS AND OPERATING EXPENSES

In 1Q18, Normalized Operational Costs and Expenses decreased 0.7% YoY, remaining under strict control even with the growth of postpaid base and the continued network expansion.  Excluding Cost of Goods Sold, Normalized Opex was practically stable (+0.1% YoY) compared to 1Q17. This quarter, Opex is being normalized only by a residual effect of towers sale, booked in Other Expenses.

Normalized Costs and Expenses Performance Breakdown:

Normalized Personnel grew 7.7% YoY in 1Q18. This line was impacted by organic elements, such as inflation on wages and benefits and by the 2017 performance bonuses policy. In addition, there were some non-organic impacts related to health insurance and the recomposition of old pension plans.

Selling and Marketing Expenses decreased 3.6% YoY in the quarter, mainly due to efficiencies from digitalization of processes, reduction of FISTEL expenses and prepaid recharge fees. Such effects more than compensated growth in commissioning expenses from postpaid sales and other costs related to client base management (billing, collection and customer service).

The Network and Interconnection (ITX) group retreated 3.8% YoY in 1Q18, mainly influenced by the decrease in interconnection costs (MTR cuts), lower pressure from content providers and structurally inferior costs for leased lines – tariff reductions under Anatel Resolution 639 and fewer lines following the Zero Leased Lines project (currently around 5% of the circuits used by TIM are leased) – which more than compensated network sharing costs.

General and Administrative Expenses (G&A) increased 4.6% YoY in the quarter, mainly due to the increase in inflation during the period (IPCA +2.68%).

Cost of Goods Sold (COGS) declined 10.8% YoY in 1Q18, following handset revenue dynamics, with the decrease in the average sales price of 17.6% YoY more than compensating the increase in sales volume in the period of 6.8% YoY. TIM's handset sales mix continues to migrate towards higher-value devices, with sales volume concentrating on postpaid with loyalty and control. Notwithstanding the change in the mix, average sales price is continuing to fall as a result of vendors’ pricing strategies, which started to deliver higher quality handsets at more affordable prices.

Provisions for Doubtful Accounts (Bad Debt) rose 78.2% YoY in 1Q18, explained by temporary effects (i) wholesale bad debt positive impact, in 1Q17, due to settlement with other operators, (ii) delay on invoice issuance and delivery (postal strike) and by a continued expansion of our postpaid base (+20.5% YoY) and revenues. Despite this growth, Bad Debt as a percentage of Gross Revenue remained below 2%, ending the quarter at 1.98%. If temporary effects were excluded, Bad Debt would have grown 46.2% YoY in 1Q18.

Other Normalized Operating Expenses rose slightly in 1Q18, by 0.4% YoY. The main factor behind the line’s increase was contingency expenses, which were partially offset by the reduction of FUST/FUNTEL contributions. The share of this line over total normalized OPEX stood at 4.1%, in line with 4.0% of the previous year.

Subscriber Acquisition Costs (SAC = subsidy + advertising expenses + commissioning) reached R$ 47.6 per gross addition in 1Q18, an increase of 38.9% YoY, due to increased commissioning expenses (higher postpaid mix in gross additions) and more loyalty offers (discounted handset offers).

2.2

Payback
(Months)

Despite the increase in SAC, the SAC/ARPU ratio (indicating the payback per client) remained at a healthy level of 2.2 months.

FROM EBITDA TO NET PROFIT

EBITDA

In 1Q18, Normalized EBITDA totaled R$ 1,470 million, up by 16.4% YoY. This growth was driven by: (i) increase in Mobile Services Revenues (+R$ 213 million), (ii) increase in Fixed Services Revenues (+R$ 26 million), and (iii) reduction of total costs (+R$ 19 million).

Normalized EBITDA Margin of 35.5% was a first-quarter record. The increase of 3.6 p.p. compared to 1Q17 was influenced by the change in revenues mix.

The growth of incoming and outgoing off-net traffic at different speeds has been shifting the dynamics of the balance between revenues and costs related to MTR (revenues decline faster than costs). As of 4Q17, this balance became slightly negative and in 1Q18 this dynamic did not change. As a result, EBITDA exposure to MTR stood at -0.9%.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A declined 4.6% YoY, with depreciation reducing 3.9% YoY and amortization down by 5.5% YoY. Such reduction in D&A was mainly due the recognition of a PIS/COFINS credit on asset acquisitions. EBIT almost doubled when compared to 1Q17, reaching R$ 527 million, mainly benefited by higher EBITDA.

NET FINANCIAL RESULT

Net Financial Result, in 1Q18, was negative in R$ 170 million, R$ 67 million worse when compared to 1Q17. The result was mainly impacted by the recognition of the monetary adjustment of civil and tax contingencies, referring to old processes that were changed from probable to possible in the quarter, partially offset by better treasury result.

INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q18, Income Tax and Social Contribution totaled R$ 107 million, 177% higher than in 1Q17. The main reason for such increase in the amount of taxes and contributions was the growth of EBIT, boosting the calculation base. The effective tax rate reached 29.9%, versus 22.6% in 1Q17. It’s important to highlight this rate was impacted by the one-off reduction of the SUDAM/SUDENE tax incentive benefit.

NET INCOME

Net Income in 1Q18 increased 89.1% YoY and totaled R$ 250 million. Earnings per Share (EPS) reached R$ 0.10 versus R$ 0.05 in 1Q17.

CAPEX

Capex in 1Q18 totaled R$ 646 million, down 3.5% when compared to 1Q17. Investments continue to be allocated to infrastructure (around 87%), mainly to transportation network projects, 4G and IT development. Following investment cycle, the Company expects to accelerate Capex during the year, as the implementation of projects approved in the first quarter begins.

DEBT AND CASH

Gross Debt totaled R$ 5,672 million in 1Q18, down 32.7% YoY, including (i) the recognition of leasing in the amount of R$ 1,697 million (related tower sales, LT Amazonas project and other financial leasing operations); and (ii) the hedge position in the amount of R$ 44 million (reducing the gross debt).

TIM's debt is concentrated in long-term contracts (76% of the total), consisting mainly of BNDES financing. Approximately 9% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency. The average cost of debt excluding leasing was 8.6% p.y., a reduction when compared to the 12.0% p.y. cost in 1Q17. In line with an efficient management of debt and cash, in 1Q18, the Company settled partially and in advance its highest-cost debt, totaling R$ 500 million.

At the end of 1Q18, Cash and Securities position totaled R$ 2,853 million, a reduction of R$ 1,208 million compared to the R$ 4,061 million registered in 1Q17. It is important to note that the Fistel payment related to the base at the end of 2017 occurred in 2Q18.

The main movements that affected cash and securities in 1Q18 are presented below:

The average financial yield fell to 6.7% p.y., in 1Q18, compared to 12.8% p.y. in 1Q17, following the Selic rate reduction.

The Net Debt/EBITDA ratio was 0.46x in the quarter, a reduction when compared to 0.82x in 1Q17. Net Debt totaled R$ 2,819 million at the end of 1Q18, a decrease of                   R$ 1,554 million versus 1Q17, when net debt totaled R$ 4,372 million.

FREE CASH FLOW

In the quarter, Operating Free Cash Flow (OFCF) excluding the 700Mhz license registered growth of R$ 802 million compared to 1Q17. This performance is explained by EBITDA growth and slightly lower CAPEX, in addition to a positive working capital position of      R$ 572 million, mainly due to rescheduling of Fistel payment for 2Q18.

OPERATIONAL AND MARKETING PERFORMANCE

MOBILE SEGMENT:

TIM ended 1Q18 with 57.9 million active lines, with negative net adds totaling 740 thousand lines. Despite positive results in postpaid, prepaid lines disconnections negatively impacted total net adds.

In postpaid, customer base reached 18.5 million, an increase of 3.1 million lines over the same quarter of 2017, representing a growth of 20.5% YoY. With the increase in postpaid lines, the relevance of this segment continues to grow and this quarter it reached 31.9% of our total base, versus 24.8% in 1Q17. The main factors to support this expansion were:            i) migration from prepaid to postpaid customers (mainly control plans), ii) number portability and iii) churn stability.

Prepaid base totaled 39.4 million customers. Disconnections continued and led the net adds to total -1.4 million in 1Q18, but showed a 29,3% improvement over 1Q17. The migration from prepaid to postpaid as well as our strict base clean-up policy explain high number of disconnections.

Detailing the customer base by technology:

•

The number of 4G users sustained its fast-paced growth and reached  29.5 million. Compared to the same period last year, there was a 50% increase in the number of LTE users. This movement was mainly due to the migration from 3G to 4G users, seeking a better telecom service experience.

•

In 3G, the client base continued to decline and ended 1Q18 at 17.0 million users. The 37% YoY reduction is in line with the migration to updated smartphones featuring 4G technology and the focus on higher-value customers.

Smartphones reached a total penetration of 82.1% of our customer base in March 2018, an increase of 8.5 p.p. compared to March 2017. This growth corroborates with the Company's strategy of equipping its clients with 4G devices to stimulate the penetration of data services.

FIXED SEGMENT:

TIM Live continues its growth history as seen in recent quarters, with customer base reaching 411 thousand users in 1Q18, an increase of 27.4% YoY.

In April 2018, TIM launched its new residential portfolio with the inclusion of more services and a slightly higher price. The new offer features a minimum speed of 100 Mbps up to           2 Gbps, including unlimited fixed VoIP calls and additional services such as TIM Banca, TIM Ensina, TIM Protect and TIM Power Wi-Fi (which expands residential Wi-Fi router coverage). In addition, the packages include partnerships with Cartoon Network, Esporte Interativo, Look and Fox Networks Group.

The TIM Casa Internet product, that uses WTTX technology to offer residential broadband through the mobile network, expanded its operational area in 51 cities in the first quarter, totaling 67 cities of which 20 capitals. The offerings consist of download speeds from 2 Mbps up to 4 Mbps with     50 GB and 80 GB monthly usage cap, respectively. In addition, the equipment comes at no additional cost and TIM Protect services are included.

QUALITY AND NETWORK

QUALITY AND CUSTOMER EXPERIENCE

TIM's commitment to quality of services and the improvement of customer’s experience is reflected in the result of Anatel's Perceived Quality and Satisfaction Survey for 2017. The Company presented evolution in all mobile indicators, being the operator with the highest improvement in postpaid general satisfaction and above market average. On the prepaid, TIM continue to show progress in general satisfaction, remaining in line with market perception, and also improving in all metrics. In addition, TIM has the highest general satisfaction score in postpaid in 8 states and 4 in prepaid.

In the fixed segment, TIM maintained its outstanding position and leadership in broadband general satisfaction, with solid results above market average. Concerning telephone services, the Company continues to improve its performance, ranking second place in general satisfaction and staying above market average. In geographic terms, TIM led overall satisfaction indicator in the 2 states it offers broadband service.

In addition to Anatel's official KPIs, the SpeedTest figures (as measured by Ookla3) continue to show a sequential evolution in network quality indicators, especially in mobile data. The evolution of throughput (downlink and uplink) and latency indicators corroborate the Company's efforts to offer better data usage experience, especially in an increasing postpaid base scenario. The LTE technology performance differential in data usage and the wide coverage and availability of TIM’s 4G network are supported by the largest number of measurements on the SpeedTest platform in the Brazilian market.

The results exhibited above from Anatel and Ookla are confirmed by TUTELA Technologies4 through a study conducted in March 2018, which points out that TIM's clients are the most active users of the 4G technology (65.3% usage vs. the 2nd place with 54.3%) and TIM is the leader in overall mobile network experience (3G and 4G). Also regarding network quality, OpenSignal January report5 once again confirmed that the Company not only has the most available 4G network nationally (TIM users spent 71.9% of the time on LTE technology vs. the industry average of 59.3%), but is also leader in important regions, for example, São Paulo (SP), Rio de Janeiro (RJ) and Belo Horizonte (MG).

TIM’s digitalization initiatives continue to evolve, aiming to achieve not only financial efficiencies, but also gains in processes that result in a better customer experience. A comprehensive digital transformation depends on acting upon real customers’ needs and processes redesign, in order to impact the entire customers’ life cycle.

The results of these initiatives have been very significant and, at the end of 1Q18, the number of digital interactions; that is, users seeking service through "My TIM" app and website, grew more than 40% versus 1Q17, while digital caring penetration increased 6 p.p. in the period. In addition, digital sales in postpaid, pure + control, rose close to 20% YoY in 1Q18.

NETWORK DEVELOPMENT

Infrastructure continues to be a strategic pillar in TIM's business plan, directly aligned with offers evolution and the commitment to provide a better experience for all users. Providing a comprehensive portfolio and a high level of quality is essential for attracting and maintaining a valued client base.

In this process, the use of analytical tools has led to a more efficient allocation of resources and in 1Q18 TIM committed 87% of Capex to infrastructure (Network + IT). Among the projects under execution on the network scope, stand out the expansion of the fiber optic network (backbone, backhaul and FTTH), site densification, frequency refarming and the aggregation of carriers in two or three frequencies, depending on the location.

TIM maintained 4G coverage leadership at the end of 1Q18, reaching 3,110 cities, or 92% of the country's urban population, an increase of approximately 135% when compared to 1Q17. This expansion is a result of our strong commitment to the quality of network infrastructure, supported by the growth in network elements, which grew 67% YoY, aiming to satisfy the growing demand for data traffic.

Another highlight in 1Q18 was the completion of 4G coverage in 100% of the cities of São Paulo state, the first operator to accomplish this, as well as having done so in Rio de Janeiro. At the beginning of the 2nd semester, after the approval of EAD/Anatel, the Company will also provide LTE coverage in São Paulo through the 700MHz frequency, further improving indoor quality.

The use of 700MHz frequency in LTE network continues to evolve, providing a significant improvement in customer’s experience both in terms of performance, with higher download and upload speeds and lower latency, as well as greater indoor coverage and penetration. TIM ended 1Q18 with 700MHz frequency activated in 975 cities of which 20 are state capitals.

Still on 4G network, the Company offers VoLTE (voice over LTE network), a technology that allows connections through an IP network, assuring efficiency, stability, lower battery consumption and shorter connection establishment time. At the end of 1Q18, TIM had VoLTE available in 1,445 cities, of which 22 were capitals.

Infrastructure development is also in line with the Company's corporate social responsibility values. TIM continues to implement its Biosites project, a solution for mobile access network (antennas/towers) densification with a very low visual impact. In addition to contributing to harmonization with the environment and urban infrastructure – multi-functionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras – these structures are cheaper and faster to implement. In 1Q18, TIM reached a total of 544 active Biosites.

The mobile network evolution allows the expansion of residential wireless broadband offers using LTE technology for fixed wireless broadband (Wireless-To-The-X), without quality loss on the mobile service. At the end of 1Q18, WTTx was available in 67 cities throughout all regions of the country, of which 20 were capitals. It represents a quality option to serve regions with unserved broadband demand due to the lack of service offers and a fixed network infrastructure that is still under development.

The fixed infrastructure continues to expand, at the end of 1Q18, the Company posted a 12% YoY increase in terms of optical fiber mileage, reaching approximately 85.3 thousand km, backbone and backhaul. TIM’s residential fixed broadband coverage continues to evolve, now, more focused in the FTTH (Fiber To The Home) technology. At the end of 1Q18, FTTH reached 203 thousand addressable households, leveraged on fiber already deployed in the FTTS project. Meanwhile, FTTC (Fiber To The Curb) network is being upgraded to support higher speeds and, in March, households served with this technology summed 3.3 million.

CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY

The Company's social and environmental responsibility policies guide actions and initiatives and are based on the UN Global Compact's principles. This is a voluntary agreement that TIM has belonged to since 2008 to ensure compliance with the ten principles related to human rights, working conditions, the environment and the fight against corruption.

TIM has been present for 10 years on the B3's Business Sustainability Index (ISE), continuing as the telecommunications company that has been on the portfolio for the most consecutive years. The Company also publishes an inventory of its greenhouse gases (GHG) pursuant to the GHG Protocol methodology; to this end, its Climate Change Policy establishes guidelines for the management of such emissions.

TIM INSTITUTE

Founded in July 2013, the mission of TIM Institute (www.institutotim.org.br) is to develop resources and strategies for the democratization of science, technology and innovation. It does so through mathematics and science education projects for children and young people and the development of free technologies that contribute to the implementation of public policies.

The actions of the TIM Institute have already reached approximately 500 municipalities in all 26 states and the Federal District, benefiting more than 700,000 people, including 500,000 students and 16,000 teachers.

In 2017, the TIM Institute launched, together with Unicef (United Nations Children's Fund) and other partners, the Active School Search Platform (www.buscaativaescolar.org.br), which is focused on school exclusion issues. To date, more than 700 municipalities have joined the platform solution.

Also in the field of education, through the Brazil Circle of Mathematics project the TIM Institute recently published the results of a national survey, "The Mathematics of Children and Parents," which evidenced that the knowledge and involvement of parents in children's schooling are fundamental to their mathematical performance.

In 1Q18, new students were selected to receive the TIM-OBMEP Institute scholarships, offered to medal winners during the Brazilian Public School Mathematics Olympiad (OBMEP) who were entering public universities. Altogether, about 200 students received aid, the of the partnership between the TIM Institute and the National Pure and Applied Mathematics Institute (IMPA).

ENERGY

In line with the principles of its Environmental and Climate Change Management policies, TIM considers energy efficiency as one of its challenges. The expected increase in energy consumption due to the expansion of the network infrastructure is accompanied by energy efficiency actions. Some examples of these actions are: (i) Swap Project with the modernization of equipment; (ii) RAN Sharing agreements, a network infrastructure sharing model with other cell operators and, (iii) FreeCooling: equipment container ventilation system through the installation of refrigeration equipment on sites, which reduces energy use and refrigeration gases in air conditioning equipment.

Aware of the potential that Brazil offers in renewable sources, in addition to energy efficiency program, TIM has sought alternative sources of energy. In 2018, the Company continued self-generation of renewable energy through five Hydroelectric Generating Centers (CGHs) leased at the end of 2017 that meet the energy demand of more than 1,000 sites. In addition to this initiative, TIM also continues to generate solar energy, with about 40 photovoltaic panels in operation in different regions of Brazil. (302-4, GRI6 Standard)

GOVERNANCE

TIM reinforces its commitment to Best Corporate Governance practices and values transparency, accountability and fairness. The following are the 1Q18’s highlights regarding the activities carried out by the Company's Board of Directors, Advisory Committees and Fiscal Council:

Activities of the Board of Directors

o

Members: 10 members (3 independent);

o

Meetings: 3 meetings, average attendance of 93%;

o

Most important activities:

▪

Analysis of the Financial Statements and Management Report for the year ended December 31, 2017 and resolution on submission to the General Meeting;

▪

Analysis of the Management Proposal for allocation of income for the year ended December 31, 2017 and resolution on submission to the General Meeting;

▪

Analysis of the Compensation Proposal of the Company's Management and resolution on submission to the General Meeting;

▪

Analysis of the Proposal for Extension of the Cooperation and Support Contract and resolution on submission to the General Meeting;

▪

Analysis of the Proposal of the Company's Long-Term Bonus Plan and resolution on submission to the General Meeting;

▪

Resolution on the Convocation of the Company's General and Extraordinary Shareholders Meeting;

▪

Resolution on the composition of the Board of Directors and its Advisory Committees;

▪

Resolution on the composition of the Statutory Board of Executive Officers;

▪

Resolution on contracts with Related Parties;

▪

Resolution on hiring the Company's independent auditors.

Activities of the Fiscal Council

o

Members: 3 members (3 independent);

o

Meetings: 1 meeting; average attendance 100%;

o

Most important activities:

▪

Opinion on the Financial Statements and Management Report for the year ended December 31, 2017;

▪

Analysis of the Report of Independent Auditors, BDO RCS Auditores Independentes SS, for the year ended December 31, 2017;

▪

Opinion on Management's Proposal for allocation of income for the year ended December 31, 2017.

Activities of the Statutory Audit Committee

o

Members: 3 members (3 independent);

o

Meetings: 5 meetings; average attendance of 100%;

o

Most important activities:

▪

Follow-up of accounting updates of IFRS 9, 15 and 16;

▪

Opinion on the Financial Statements and Management Report for the year ended December 31, 2017;

▪

Analysis of the Report of Independent Auditors, BDO RCS Auditores Independentes SS, for the year ended December 31, 2017;

▪

Opinion on Management's Proposal for allocation of income for the year ended December 31, 2017.

▪

Opinion on service contracts with PriceWaterhouseCoopers;

▪

Opinion on contracts with Related Parties;

▪

Follow-up of activities related to the Complaints Channel;

▪

Monitoring of audit activities and compliance.

Activities of the Control and Risk Committee

o

Members: 5 members (2 independent);

o

Meetings: 3 meetings, average attendance of 82%;

o

Most important activities:

▪

Analysis of the Risk Appetite and Enterprise Risk Management Process;

▪

Follow-up of activities related to the Complaints Channel;

▪

Monitoring of the audit and compliance activities;

▪

Knowledge of Non-Financial Information Statement (Italian Legislative Decree 254/2016).

Activities of the Remuneration Committee

o

Members: 3 members;

o

Meetings: 1 meeting; average attendance of 67%;

o

Most important activity:

▪

Opinion on Management's Remuneration Proposal;

▪

Opinion on the Company's Long-Term Bonus Plan proposal.

STOCK EXCHANGE PERFORMANCE

The Company's shares, TIMP3, closed the 1Q18 at R$ 14.40, up by 42.6% YoY. In the same period, the Ibovespa, the main Brazilian index of the stock exchange - B3, rose 31.4%. The Company's ADRs, TSU, closed 1Q18 at US$ 21.67, an increase of 35.6% YoY. In terms of market cap, TIM closed the quarter at R$ 34.8 billion or US$ 10.5 billion.

SUBSEQUENT EVENTS

DISTRIBUTION AND PROJECTION OF INTEREST ON EQUITY

The Company's Board of Directors approved today, May 8th, 2018, the distribution of R$ 230 million as Interest on Equity ("IOE"), based on the results of the fiscal year ended on March 31, 2018.

Additionally, the Management informs that the approved payment is part of a projection to distribute an amount between R$ 800 and R$ 900 million, approximately, as IOE for the fiscal year ending on December 31, 2018, being allocated to the mandatory minimum dividend for the year and ad referendum of the General Shareholders Meeting of 2019.

The Management emphasizes that the distribution projection is based on reasonable assumptions, contained in its 2018-2020 Strategic Plan, presented to the market on March 06th, 2018, and that involve risks and uncertainties. The Company doesn’t have control over totality of the premises that guide the definition of the distribution projection, and the actual results may differ from presented expectation.

Additional information regarding the approval of IOE and the Management’s distribution projection may be found in the Material Fact and Notice to Shareholders published to the market on the date.

LICENSE AGREEMET OF THE “TIM” BRAND

On May 08, 2018, the Company's Board of Directors approved the execution of a license agreement of the "TIM" brand ("Agreement"), held by its indirect controller, Telecom Italia S.p.A. ("Telecom Italia"), with the Company and its subsidiaries, by means of the payment of royalties, for the year 2018, in a percentage of 0.5%, over Total Net Revenues.

The Agreement will be valid until the end of 2020, and the percentage of royalties may be adjusted up to 0.7% as of January 1, 2019, upon new approval by the Company's Board of Directors in due time.

Further details on the Agreement will be released to the market in general in the form and in the deadline established in item XXXIII of article 30 of CVM Instruction n. 480/2009

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) excluding IFRS 15 effects and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law (Lei 6.404/76). All comparisons refer to the first quarter of 2017 (1Q17) and the fourth quarter of 2017 (4Q17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Attachment 1: Operating Indicators

Attachment 1

TIM PARTICIPAÇÕES S.A.

Operating Indicators

Footnotes

1 Study developed by TUTELA Technologies testing 5 attributes for 3G and 4G network; March, 2018.

2 Normalized by tower sales and temporary costs in HR and G&A.

3 Generated from TIM analysis over the results of Ookla SpeedTest.

4 Study (Regional Network Performance Report) developed by TUTELA Technologies testing 5 network metrics for 3G and 4G largest telecom operators in Brazil.

5 Study (State of Mobile Networks: Brazil) by Open Signal, testing 3 metrics for 3G and 4G of telecom operators in Brazil

6GRI: Global Reporting Initiative, international reporting standard through performance indicators, from which TIM builds its Sustainability Report.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION - continuation

On March 31, 2018

(In thousands of Reais, except otherwise stated)

1. Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro, State of Rio de Janeiro, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at March 31, 2018, (66.58% as at December 31, 2017). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Corporate Reorganization

On July 25, 2017, the meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular S.A. and Intelig Telecomunicações Ltda. (“Intelig”) through the takeover of TIM Celular by Intelig. On September 6, 2017, the corporate act for transformation of Intelig into a closely-held joint stock company was annotated, and its corporate name was changed to TIM S.A. in the first phase of the restructuring project. The corporate reorganization is expected to take place in 2018, as soon as certain operational and regulatory stages are met, which may have an impact on the financial statements of the Company as a result of a potential registration of deferred income tax and social contribution asset on tax losses carryforward and negative base of social contribution generated by TIM S.A., as presented in Note 10.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular’s capital. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long-Distance voice services, Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”) in all Brazilian States and in the Federal District.

(b)

TIM S.A. (formerly called “Intelig”)

The Company also holds 100% of TIM S.A.’s capital. This company provides STFC – Local voices

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION - continuation

On March 31, 2018

(In thousands of Reais, except otherwise stated)

services and SCM services in all Brazilian states and in the Federal District.

2.

Basis for preparation and disclosure of the quarterly information

The individual and consolidated quarterly information has been prepared according to the accounting practices adopted in Brazil, which include the resolutions issued by the Brazilian Securities Commission (CVM), pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee (CPC) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and they provide all material information required for such quarterly information, and only this information, which is consistent with that used by Management.

The significant accounting policies applied in the preparation of this quarterly information are described below and/or presented in their relevant notes. These policies were consistently applied in the periods and/or years presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The quarterly information was prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative financial instruments) measured at fair value.

The individual and consolidated quarterly information was prepared in accordance with Technical Pronouncement CPC 21 – Interim Statements, and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as with the presentation of this information in compliance with the standards issued by the Brazilian Securities Commission applicable to the preparation of Quarterly Information - ITR. As the Brazilian accounting practices applicable to the individual financial information, since 2014, do not differ from the IFRS applicable to separate financial information, as now the IFRS permit the application of the equity method in subsidiaries, affiliates and joint ventures in separate information, they are also in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). This individual quarterly information is presented together with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are totally classified in long term.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the understanding of the quarterly information.

b.

Functional currency and presentation currency

The presentation currency for the quarterly information is the Real (R$), which is also the functional currency for all the companies consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities over which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

 Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

e.

Approval of the quarterly information

The quarterly information was approved by the Company’s Board of Directors on May 8, 2018.

f.

New standards, amendments and interpretations of standards not yet in force

i) The following new standards were issued by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board (IASB), and they are in force as from January 1, 2018, as follows:

IFRS 9/CPC 48 - Financial instruments

On December 22, 2016, the CVM approved accounting and technical pronouncement CPC 48, which is equivalent to IFRS 9. The Company opted for the retrospective adoption of this standard, with cumulative effect of the initial application being recognized on the date of the initial application, that is, January 1, 2018, recognizing the cumulative effect on the date of the initial application of the standard as an adjustment to the initial balance in the revenue reserve.

This standard is applicable to financial assets and liabilities, and covers issues relating to the classification, measurement, impairment, and derecognition of financial assets and liabilities, as well as hedge qualification and accounting criteria.

With regard to classification, this standard requires that entities classify their financial assets as measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on the assessment of the following assumptions:

(i)

Business model of the entity regarding the management of financial assets; and

(ii)

Characteristics of the contractual cash flow of the financial asset.

Regarding the classification of financial liabilities, this standard substantially maintains the requirements set forth in IAS 39/CPC 39, according to which entities must classify most financial liabilities as measured subsequently at amortized cost, except for derivative financial instruments, financial guarantee agreements, and commitments to grant loans at interest rates that are lower than those used in the market, among others. There was no material impact in relation to the classification of financial assets and liabilities of the Company due to the adoption of the new standard.

Regarding impairment, the new standard establishes the recognition of the provision for expected credit loss, according to which the entities must recognize a provision for expected losses in financial assets measured at amortized cost. The impact of the adoption of the new model for calculating impairment of financial assets resulted in an increase of approximately R$130 million in the provision for doubtful debts, as presented in the table below.

IFRS 15 / CPC 47 – Revenue from Contracts with Customers

The Company adopted IFRS15 (CPC47) retrospectively, with the cumulative effect of the initial application being recognized on the date of the initial application, or January 1, 2018. Accordingly, as provided for in this standard, the Company recorded the cumulative effect on the date of the initial application of the standard as an adjustment to the initial balance in the revenue reserve. In accordance with this transition method, the entity used this pronouncement retrospectively only for contracts that are still in force as of the date of the initial application.

Currently, the Company offers commercial packages that basically combine equipment or mobile devices to fixed or mobile telephony services, while the revenues from services are recognized separately, in accordance with their nature and based on their relevant fair values.

Identification of contracts

The Company performed a comprehensive review of the commercial offers in force, in order to identify the principal contractual clauses and other contractual elements that may be significant regarding the adoption of the new accounting standard.

Identification of performance obligations

Upon adoption and effectiveness of the contract, the entity assessed the goods or services that were contractually promised to the customer and identified the performance obligations based on the commitment made to customers regarding the transfer of the following items:

(i)

Distinct goods or services (or group of goods or services), or

(ii)

Distinct goods or services that are substantially the same, and that can be transferred to customers using the same transfer standards.

Goods or services promised to customers are deemed “distinct” when the following criteria are fulfilled:

(a)

Customers are able to benefit from the item or service, whether separately, or jointly with other resources that are readily available to them (that is, the good or service is able to be “distinct”); and

(b)

The entity’s promise to transfer the item or service to customers can be separated from other commitments undertaken in the contract (that is, the commitment to transfer the item or service is “distinct” within the context of the contract).

Upon reviewing its contracts, the Company verified the existence of basically two performance obligations: (i) sale and/or rent of equipment or mobile devices; and (ii) provision of fixed or mobile telephony, and broadband (Internet) services. Accordingly, the Company will recognize revenues when, or to the extent that, it satisfies the performance obligations by transferring the goods or services that were promised to the customer. An asset will be deemed as “transferred” when, or to the extent that, the customer obtains the control of the asset.

Determination and Allocation of price to performance obligation

The individual selling price was defined by the Company based on regulated prices; a price list that considers costs plus margin, and the individual sale price of the Company or the market; or the contract price, which would be similar to that provided for in contracts with similar conditions.

Thus, the adoption of the new revenue standard, in some cases, resulted in the early recognition of revenues from sales of equipment and/or mobile devices, which are usually recognized upon transfer of control to the customer, basically due to the allocation of discounts across the performance obligations on the sale of plans that include services, plus equipment/devices. The difference between the book value of sales of the equipment and/or mobile devices, and the amount received from the customer will be recorded as a contractual asset and/or liability at the beginning of the contract. Revenues from telephony services, in turn, will be recognized in income at their book value, upon allocation of the transaction price, and to the extent that services are provided on a monthly basis.

Revenues from sales of devices to partners are accounted for upon physical delivery to the partner, net of taxes, rather than upon sale to end customers.

Cost of obtaining the contract

In accordance with the standard, the entity must recognize in assets the incremental costs for obtaining the contract if the entity expects to recover such costs.

Upon adoption of the new standard, the Company recognized, under “prepaid expenses”, these amounts in assets and, subsequently, in income, in accordance with the transfer, to the customer, of the goods or services to which the asset refers.

The table below presents the principal effects of the adoption of the new IFRS 15, also including the effects of the adoption of IFRS 9 in opening balances on January 1, 2018.

	Consolidated
	Originally Reported	Adjustments	Balances with IFRS 15 and 9
	Dec. 2017		Dec. 2017
Assets	32,600,365	(58,100)	32,542,265

Current assets	7,607,388	38,474	7,645,862
Trade accounts receivable (e)	2,540,856	(130,137)	2,410,719
Contractual assets (b)	-	5,397	5,397
Inventories	123,785		123,785
Prepaid expenses (a)	168,366	163,214	331,580
Other current assets	4,774,381		4,774,381
Non-current assets	24,992,977	(96,574)	24,896,403
Long-term receivables	2,841,962	32,186	2,874,148
Trade accounts receivable	26,207		26,207
Prepaid expenses (a)	39,466	32,186	71,652
Other assets	2,776,289		2,776,289
Property, plant and equipment	10,838,488		10,838,488
Intangible Assets (c)	11,312,527	(128,760)	11,183,767
Liabilities and Shareholders’ Equity	32.600.365	(58.100)	32.542.265
Total Liabilities	14.449.181	4.018	14.453.199

Current liabilities	7.224.437	30.294	7.254.731
Contractual liability and deferred revenues (d)	480.431	30.294	510.725
Other liabilities	6.744.006		6.744.006

Non-current liabilities	7.224.744	(26.276)	7.198.468
Contractual liability and deferred revenues (d)	990.932	5.408	996.340
Deferred income and social contribution taxes (f)	98.919	(31.684)	67.235
Other liabilities	6.134.893		6.134.893
Shareholders’ Equity	18.151.184	(62.118)	18.089.066
Capital	9.866.298		9.866.298
Revenue reserves	6.612.819	(62.118)	6.550.701
Retained earnings	351.017		351.017
Other	1.321.050		1.321.050

In the first quarter of 2018, the new accounting standards had the following impacts on the income for the quarter:

	Consolidado
	Balances without IFRS 15 and IFRS 9	Adjustments	Balances with IFRS 15 and IFRS 9

Net revenues from services (b, d)	3,983,034	3,286	3,986,320
Net revenues from products (b, d)	156,188	(22,655)	133,533
Net revenues	4,139,222	(19,369)	4,119,853
Cost of services provided and goods sold	(1,204,828)		(1,204,828)
	2,934,394	(19,369)	2,915,025
Operating revenues (expenses)	(1,464,373)	(29,390)	(1,493,763)
Selling expenses (a, e)	(1,140,018)	(29,390)	(1,169,408)
General and administrative expenses	(215,579)		(215,579)
Other revenues (expenses), net	(108,776)		(108,776)
	1,470,021	(48,759)	1,421,262

Depreciation and amortization (c)	(943,246)	41,774	(901,472)

Financial revenues (expenses)	(170,260)	0	(170,260)

Income before income and social contribution taxes	356,515	(6,985)	349,530

Income and social contribution taxes (f)	(106,773)	2,373	(104,400)

Net income for the period	249,742	(4,612)	245,130

The principal adjustments arising from the new standard are as follows:

a-

Costs from obtainment of contracts with customers, which are deferred over the period of the contract (from 12 to 24 months).

b-

Contractual assets recognized when the Company has complied with the performance obligation through the sale of equipment/devices or provision of services to the client before the client pays the consideration, or before the payment is due.

c-

Reclassification to prepaid expenses/contractual assets, of costs from obtainment of contracts that were formerly capitalized.

Contractual liabilities recognized when the client has paid the consideration or when the Company has the right to a consideration amount that is unconditional, before the Company has complied with the performance obligation, whether through the sale of equipment/devices or the provision of services to the client.

d-

Increase in the provision for losses from doubtful debts arising from the use of the new standard provided for by IFRS 9/CPC 48, in which the Company should recognize a provision for expected credit losses.

e-

Tax impact on first-time adjustments for the new accounting standards.

Contracts with customers

The table below contains information on the portion of trade accounts giving rise to contractual assets and liabilities.

03/2018

Amounts receivable included in Trade accounts receivable	1.936.019
Contractual assets	2.584
Contractual liabilities	(19.259)

Contracts with customers arise upon allocation of discounts in combined loyalty offers, where discounts may given on the equipment and/or service, generating a contractual asset or liability, respectively, depending on the offer in question.

Summary of the main changes during the period.

Contractual assets (liabilities)

Balance on January 1, 2018	(12.305)
Additions	(5.356)
Write-off	986
Balance on March 31, 2018	(16.675)

The estimated realization of balances of contractual assets is described below:

	2018	2019	2020
Contractual assets (liabilities)	(8.303)	(8.071)	(301)

ii) The new standards below were issued by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board (IASB), but they are not in force for the period ended March 31, 2018. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by CVM, based on a pronouncement of the CPC.

In accordance with paragraph 121 of IFRS 15, the Company is not presenting the effects of the information on contracts with customers effective for less than one year.

IFRS 16 / CPC 06 (R2) – Leases

In July 2014, IASB issued IFRS 16, which replaced IAS 17 and refers to annual periods beginning on or after January 1, 2019, and approved by CVM on December 21, 2017.

The new standard establishes the principles regarding the recognition, measurement, reporting and disclosure of leases, and requires the recognition by lessees of assets and liabilities arising from lease agreements, except for short-term contracts, that is, with a term of 12 months or less, or contracts in which the value of underlying assets is low. In accordance with this standard, lessees must apply this pronouncement to lease agreements in two ways:

(i)

Retrospectively to each previous period presented in accordance with IAS 8/CPC 23 (Accounting Policies, Changes in Estimates and Correction of Errors); or

(ii)

Retrospectively, with cumulative effect of the initial application of this pronouncement, recognized on the date of the initial application.

The Company decided to adopt IFRS16 (CPC 06 (R2) retrospectively, while the cumulative effect of the initial application is recognized on the date of the initial application, that is, January 1, 2019.

The Company has a significative number of lease agreements in which it is the lessee. Currently, part of these contracts is recognized as operating leases, and their payments are recorded on the straight-line basis throughout the period of the contract.

The Company is currently analyzing its lease agreements, as well as their financial impacts, and it expects a significant increase in total assets and liabilities on the initial adoption of the standard, due to the recognition of the rights to use “leased” assets and the liabilities from these leases, respectively.

The addition of liabilities from lease due to the recognition of rights to the use of assets results in the corresponding increase of net debt, while depreciation and interest expenses are recognized in the statement of income, replacing operating lease expenses (“rent”). This accounting treatment will result in a positive impact on EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization), with a corresponding increase in net cash from operations reported in the cash flow statements.

The accounting effects will be examined as part of the implementation of IFRS 16/CPC 06 (R2). However, as a result of the volume of contracts and information required to determine the quantitative impact, the Company believes that the current estimate is not reasonably precise to be disclosed. Regarding the qualitative aspects, the principal transactions to be impacted by the new standard include: rental of vehicles, rental of stores and kiosks in shopping malls, rental of site and sharing of infrastructure.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on the quarterly statements of the Group.

Estimates and critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as of the date of the quarterly statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

 (a)

Impairment losses of non-financial assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of fair value less costs to sell is based on information available from sale transactions involving similar assets or market prices less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated (Note 15).

Any reorganization activities to which the Company has not yet committed itself on the quarterly statements disclosure date or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The main non-financial assets valued this way were goodwill based on future profitability recorded by the Company (Note 15).

 (b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of recoverability of deferred income tax and social contribution losses carry forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance in the legal order, as well as payment history. Such reviews involve Management’s judgment (Note 24).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (Note 37).

(e)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account data of usage, number of days since the last billing date, among other factors (Note 28).

Cash and cash equivalents

These are financial assets classified and measured at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	Parent Company		Consolidated
	03/2018	12/2017	03/2018	12/2017

Cash and banks	259	267	74,243	40,283
Unrestrictedly available financial investments:
CDB/Repurchases	2,719	28,102	1,884,257	2,920,435

	2,978	28,369	1,958,500	2,960,718

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The annual average return of the Company’s investments regarding CBD´s and Repurchases is 99.75% (100.92% at December 31, 2017) of the Interbank Deposit Certificate - CDI rate.

Marketable Securities

	Consolidated
	03/2018	12/2017
FUNCINE (3)	2,930	2,997
Sovereign Fund (4)	11,058
FIC: (1)
Government Securities	347,337	284,075
Repo Transactions (2)	221,125	236,095
Financial Bill	211,715	161,789
Others	103,274	83,655
	897,439	768,611
Current portion	(894,509)	(765,614)
Non-current portion	2,930	2,997

(1) In August 2017, the Company invested in open-ended FICs (Investment Fund in Units). The Funds are mostly made up of government securities and instruments of first-tier institutions. In 2018, the average yield of FICs was 100.68% of the variation of Interbank Deposit Certificates – CDI.

(2) “Repo Transactions” are securities issued by banks with a commitment for repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and they are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, the Company opened a National Film Industry Financing Fund (FUNCINE) in the amount of R$3 million in order to obtain the benefit of deductibility for income and social contribution tax purposes.

(4) The sovereign fund includes federal securities only.

Trade accounts receivable

These are financial assets classified and measured at amortized cost, and they refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (‘unbilled’) until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit loss (“impairment”).

Provisions for expected credit losses were recognized as a reduction of accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount equivalent to the expected credit losses.

The fair value of trade accounts receivable equals the book value recorded at March 31, 2018 and December 31, 2017. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowings (Note 20).

	Consolidated
	03/2018	12/2017

Trade accounts receivable	2,679,369	2,567,063

Gross accounts receivable	3,306,990	3,031,808

Billed services	1,453,236	1,390,616
Unbilled services	682,145	610,570
Network use	422,232	367,894
Sale of goods	744,545	661,180
Contractual assets (Note 2.f)	2,584	-
Other accounts receivable	2,248	1,548

Allowances on doubtful accounts	(627,621)	(464,745)

Current portion	(2,563,053)	(2,540,856)
Non-current portion	116,316	26,207

Changes in the provision for expected credit losses, recorded as an asset reducing account, were as follows:

	Consolidated
	03/2018	12/2017

Opening balance	464,745	370,452
Set-up of provision	115,715	64,917
Write-off of provision	47,161	29,376
Closing balance	627,621	464,745

The aging of the accounts receivable is as follows:

	Consolidated
	03/2018	12/2017

Total	3,304,406	3,031,808

Falling due	2,108,596	2,028,983
Overdue- 1 to 30 days	291,238	271,560
Overdue - 31 to 60 days	182,777	113,584
Overdue -61 to 90 days	131,831	109,568
Overdue - over than 90 days	589,964	508,113

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	03/2018	12/2017

Inventories	150,260	123,785

Inventories	161,763	133,899
Mobile handsets and tablets	125,644	107,195
Accessories and prepaid cards	24,814	16,156
TIM chips	11,305	10,548

Losses on adjustment to realizable amount	(11.503)	(10.114)

8.

Indirect taxes and contributions recoverable

	Consolidated
	03/2018	12/2017

Indirect taxes and contributions recoverable	1,327,986	1,335,587

ICMS	1,288,145	1,296,255
Others	39,841	39,332

Current portion	(437,467)	(386,001)
Non-current portion	890,519	949,586

ICMS (value added tax on goods and services) amounts recoverable primarily refer to (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.

Direct taxes and contributions recoverable

	Parent Company		Consolidated
	03/2018	12/2017	03/2018	12/2017

Direct taxes and contributions recoverable	11,512	11,677	495,407	532,543

Income tax (IR) and social contribution (CS) (i)	1,863	2,129	298,363	434,823
PIS/COFINS (ii)	3,731	3,721	151,964	53,509
Others	5,918	5,827	45,080	44,211

Current portion	(11,512)	(11,677)	(284,042)	(323,040)
Non-current portion	-	-	211,365	209,503

(i)

The amounts regarding income and social contribution taxes recoverable are substantially related to: (a) advances made over the period in which its use is expected, for the year 2018; and (b) other income and social contribution tax credits from previous years which are not expected to be used in 2018.

(ii)

The PIS/COFINS amounts recoverable refer to: (i) credits arising from a legal proceeding with a final favorable decision, about the unconstitutionality of broadening the calculation base for these contributions under Law 9718/98; and (ii) credits calculated on rights and services used as input, in accordance with the legislation applicable.

10.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax carryforward losses and social contribution negative basis and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred tax asset on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicates the likelihood of future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at the net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amount.

At March 31, 2018 and December 31, 2017, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in Note 26 are also being considered in deferred taxes.

The amounts recorded are as follows:

	Parent company		Consolidated
	03/2018	12/2017	03/2018	12/2017
Tax losses	35,986	34,441	80,381	117,411
Social contribution negative base	13,019	12,463	42,354	55,879
Temporary differences:
Provision for legal and administrative proceedings	905	908	221,439	196,589
Losses on doubtful accounts	-	-	219,377	164,707
Adjustment to present value – 3G license	-	-	10,580	11,066
Deferred income tax on accounting adjustments
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Others	-	-	5,862	6,270
Lease of LT Amazonas Infrastructure	-	-	19,664	19,003
Profit sharing	1,815	1,479	51,802	40,902
Taxes with suspended enforceability	-	-	12,872	12,872
Amortized goodwill – TIM Fiber	-	-	(370,494)	(370,494)
Derivative financial instruments	-	-	(14,878)	(16,432)
Capitalized interests on 4G authorization	-	-	(272,187)	(258,175)
Deemed cost – TIM S.A.	-	-	(91,681)	(94,912)
Others	-	-	63,626	65,686
	105,294	102,860	32,286	3,941

Unrecognized deferred income tax and social contribution	(105,294)	(102,860)	(105,294)	(102,860)
	-	-	(73,008)	(98,919)

Deferred tax assets portion	-	-	-	-
Deferred tax liabilities portion	-	-	(73,008)	(98,919)

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution negative basis and temporary differences, based on a profitability history and the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the deferred tax asset as follows:

Deferred income tax and social contribution
2018	63,896
2019
Tax losses and negative base	63,896

Temporary differences	(113,962)

Total	(50,066)

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2017.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$52,126 in the period ended March 31, 2018 (R$21,618 at March 31, 2017).

Unrecognized deferred tax asset

Considering that TIM Participações S.A. does not carry out activities that may generate taxable profit, deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$105,294 at March 31, 2018 (R$102,860 at December 31, 2017), were not recognized.

In the case of subsidiary TIM S.A, considering that it does not present a constant taxable income history and estimates of sufficient future taxable income to offset tax loss and negative base, available tax credits, totaling R$1,027,568 at March 31, 2018 (R$1,032,588 at December 31, 2017), of which R$956,163 refers to tax losses and negative base of social contribution and R$71,405 to temporary differences, were not recognized. However, tax credits totaling R$68,739 (2017 – R$70,729) were recorded, corresponding to tax losses in the amount of R$9,833 (2017 – R$10,364) and R$58,906 (2017 – R$60,364) on temporary differences, which are presented net of deferred liabilities in the amount of R$91,681 (2017 – R$94,912), related to deemed cost.

11.

Prepaid expenses

	Consolidated
	03/2018	12/2017

Prepaid expenses	1,000,169	207,832

Fistel (*)	640,092	‐
Advertising not released (**)	93,830	124,387
Rentals and insurance	50,112	49,185
Network swap (***)	18,005	20,191
Incremental costs for obtaining client contracts (****)	184,153	-
Others	13,977	14,069
Current portion	(934,221)	(168,366)
Non-current portion	65,948	39,466

(*) The Fistel fee, paid in March 2018, refers to the year 2018, and it is being appropriated to the income for the period on a monthly basis, in the proportion of 1/12.

(**) Represent early payments of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period of advertising broadcasting.

(***) On April 1, 2010, the subsidiary TIM S.A. and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenues (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

(****) Refers to incremental costs from the adoption of IFRS 15/CPC47. On January 1, 2018, the balance was R$195,400 (Note 2.f).

12.

Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	Parent Company		Consolidated
	03/2018	12/2017	03/2018	12/2017

Judicial deposits	116,008	112,307	1,357,333	1,366,576

Civil	1,206	1,277	328,936	344,204
Labor	95,542	92,311	504,911	493,705
Tax	1,710	1,693	289,218	286,375
Regulatory	-	-	111	111
Online attachment (*)	17,550	17,026	234,157	242,181

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed monthly and when identified it is a reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for disoccupying some sub-bands, to allow the implementation of 4G technology, after TIM Celular had won the auction. In this case, the updated court deposit amounts to R$64,589 (R$63,869 at December 31, 2017).

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount has been distributed among the several claims filed by registered employees and third-party service providers.

Tax

The Company and its subsidiaries have made court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i)

2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$92,890 (R$92,066 at December 31, 2017).

(ii)

Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$72,389 (R$71,722 at December 31, 2017).

(iii)

Liability for the CPMF on the Company’s capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$9,773 (R$9,687 at December 31, 2017).

(iv)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$16,165 (R$15,824 at December 31, 2017).

(v)

Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$10,622 (R$10,539 at December 31, 2017).

(vi)

Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and BTS (Base Transceiver Station) maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$7,141 (R$7,056 at December 31, 2017).

(vii)

Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on services of communication of amounts charged for access, adhesion, activation, habilitation, availability, subscription and use of services, among others. The current value of these deposits is R$5,970 (R$5,937 at December 31, 2017).

(viii)

Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$4,407 (R$4,381 at December 31, 2017).

(ix)

Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by FUST (Telecommunications Services Universalization Fund). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues on interconnection and EILD (Industrial Exploration of Dedicated Line), as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The current value of these deposits is R$53,912 (R$53,128 at December 31, 2017).

Investments – Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly statements.

(a)

Interest in subsidiaries

	March 31, 2018
	TIM Celular	TIM S.A.	Total

Number of shares held	38,254,833,561	4,041,956,045

Interest in total capital	100%	100%

Shareholders’ equity	16,897,051	1,249,631

Net profit for the period	233,087	19,262	252,349

Result from equity accounting	233,087	19,262	252,349

Investment amount	16,897,051	1,249,631	18,146,682

	December 31, 2017
	TIM Celular	TIM S.A.	Total

Number of shares held	38,254,833,561	4,041,956,045

Interest in total capital	100%	100%

Shareholders’ equity	16,724,656	1,231,926

Net profit for the year	1,147,943	131,648

Unrealized results	-	350

Revised net profit for the year	1,147,943	131,998	1,279,941

Result from equity accounting	1,147,943	131,998	1,279,941

Investment amount	16,724,656	1,231,926	17,956,582

(b)

Changes in investment in subsidiaries

	TIM Celular	TIM S.A.	Total

Balance of investments at December 31, 2016	15,892,119	1,099,067	16,991,186

Result from equity accounting	1,147,943	131,998	1,279,941
Minimum mandatory dividend	(53,497)	-	(53,497)
Interest on shareholders’ equity	(224,725)	-	(224,725)
Stock options	7,277	(98)	7,179
Cash flow hedge	1,231	959	2,190
Retirement supplement	(692)	-	(692)
Supplementary dividends paid	(45,000)	-	(45,000)

Balance of investments at December 31, 2017	16,724,656	1,231,926	17,956,582

Income from equity accounting	233,087	19,262	252,349
Options to purchase shares	452	5	457
Retirement complement	(588)	-	(588)
Impact from initial adoption of the new accounting standards (note 2,f)	(60,556)	(1,562)	(62,118)

Balance of investments at March 31, 2018	16,897,051	1,249,631	18,146,682

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial costs.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

On January 1, 2009, TIM S.A. on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this, its property, plant and equipment has been demonstrated by acquisition and / or construction historical cost. Both (deemed cost and historical cost) are reduced by the accumulated depreciation and from the impairment losses (this last one, if applicable).

(a)

Change in property, plant and equipment

	Consolidated
	Balance at 12/31/2017	Additions (depreciation)	Write-offs	Transfers	Balance at 03/31/2018
Cost of property, plant and equipment, gross
Commutation / transmission equipment	18,766,840	812	(3,552)	447,145	19,211,245
Fiber optic cables	683,971	1	-	5,840	689,812
Free leased handsets	2,181,630	1,112	(7,094)	37,497	2,213,145
Infrastructure	5,652,840	532	(293)	128,452	5,781,531
Informatics assets	1,615,325	7	(9,294)	21,313	1,627,351
General use assets	739,439	273	(1,684)	16,156	754,184
Land	40,794	-	-	-	40,794
Construction in progress	1,486,066	450,481	(65)	(656,403)	1,280,079
Total property, plant and equipment, gross	31,166,905	453,218	(21,982)	-	31,598,141

Accumulated depreciation
Commutation/transmission equipment	(13,373,003)	(385,263)	3,531	-	(13,754,735)
Fiber optic cables	(290,699)	(13,249)	-	-	(303,948)
Free leased handsets	(2,016,018)	(34,641)	2,895	-	(2,047,764)
Infrastructure	(2,697,878)	(121,905)	280	-	(2,819,503)
Informatics assets	(1,448,694)	(18,424)	9,298	-	(1,457,820)
General use assets	(502,125)	(10,896)	1,288	-	(511,733)
Total accumulated depreciation	(20,328,417)	(584,378)	17,292	-	(20,895,503)

Property, plant and equipment, net
Commutation / transmission equipment	5,393,837	(384,437)	(21)	447,131	5,456,510
Fiber optic cables	393,272	(13,248)	-	5,840	385,864
Free leased handsets	165,612	(33,529)	(4,199)	37,497	165,381
Infrastructure	2,954,962	(121,373)	(13)	128,452	2,962,028
Informatics assets	166,631	(18,417)	(10)	21,327	169,531
General use assets	237,314	(10,623)	(396)	16,156	242,451
Land	40,794	-	-	-	40,794
Construction in progress	1,486,066	450,481	(65)	(656,403)	1,280,079
Total property, plant and equipment, net	10,838,488	(131,146)	(4,704)	-	10,702,638

Construction in progress represents the cost of projects in progress related to the construction of network and/or other intangible assets in the period of their construction and installation, until the date when they start operating, when they will be transferred to their corresponding asset accounts.

(b)

Depreciation rates

Annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	10 to 20
General use assets	10 to 20

In 2017, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on the purchase of companies, and (iv) costs of commissions to dealers to obtain a new client.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations, and, in the case of costs of commissions for the term of the agreement, as mentioned in note (h) below. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtaining a qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

(a)

Changes in intangible

	Consolidated
	Balance at 12/31/2017	Additions (amortization)	Transfers	Write-offs	Capitalized Interests	Balance at 03/31/2018
Cost of intangible assets, gross
Software rights to use	15,957,808	-	396,213	(1,270)	-	16,352,751
Authorizations	6,391,394		267,384	-	-	6,658,778
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	384,455	-	(384,455)	-	-	-
List of clients	95,200	-	-	-		95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	270,687	-	3,837	-	-	274,524
Intangible assets under development	3,724,587	167,642	(667,434)	-	47,094	3,271,889

Total intangible assets, gross	28,549,552	167,642	(384,455)	(1,270)	47,094	28,378,563
Accumulated amortization
Software rights to use	(12,265,391)	(351,216)	-	1,270	-	(12,615,337)
Authorizations	(4,497,758)	(81,687)	-	-	-	(4,579,445)
Cost of deferred commission to dealers	(255,694)	-	255,694	-	-	-
List of clients	(95,200)	-	-	-	-	(95,200)
Right to use infrastructure LT Amazonas	(42,531)	(2,478)	-	-	-	(45,009)
Other assets	(80,451)	(6,433)	-	-	-	(86,884)

Total Accumulated Amortization	(17,237,025)	(441,814)	255,694	1,270	-	(17,421,875)

Intangible assets, net
Software rights to use (c)	3,692,417	(351,216)	396,213	-	-	3,737,414
Authorizations	1,893,636	(81,687)	267,384	-	-	2,079,333
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	128,761	-	(128,761)	-	-	-
List of clients (e)	-	-	-	-	-	-
Right to use infrastructure LT Amazonas (f)	155,671	(2,478)	-	-	-	153,193
Other assets	190,236	(6,433)	3,837	-	-	187,640
Intangible assets under development (g)	3,724,587	167,642	(667,434)	-	47,094	3,271,889

Total Intangible Assets, net	11,312,527	(274,172)	(128,761)	-	47,094	10,956,688

Constructions in progress represent the cost of projects in progress related to the acquisition of 4G authorizations and / or other intangible assets in the period of their construction and installation, up to the moment they enter into operation, when they will be transferred to the corresponding accounts of these assets.

(b)

Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure	5
Other assets	7 to 10

(c)

Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(d)

Goodwill from previous years

The Company and its subsidiaries have the following goodwill based on expectations of future profitability at March 31, 2018 and December 2017:

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly, “Intelig”) in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

Goodwill from the acquisition of minority interests of TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

As required by accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment tests of goodwill mentioned above are summarized below:

The Company’s Management understands that the smaller cash generating unit, for testing the impairment of goodwill on the purchase of the aforementioned companies encompasses the business at a consolidated level, and, therefore, should be assessed at the level of TIM Participações. This methodology is aligned with the strategic direction of the Company and its subsidiaries, as well as that of the market, in the sense of integrating the mobile and landline segments, in accordance with the assumptions below:

(i)

 At the time of purchase of these companies, the key reason for the purchase was to support and increase the competitiveness of the mobile business, to get into the residential and corporate broad band business, and to access the wholesale market, either directly or through swaps with other market operators in areas where TIM was not yet operating. In previous years, the Company believed that the cash generated by Fiber and TIM S.A. business could be regarded as independent of the other lines of business, and so the goodwill impairment test took into account only the cash flow directly related to these CGUs, which currently no longer makes sense due to the interdependence and/or synergy between mobile, landline and broadband operations.

(ii)

In recent years there has been a migration of usage of (and revenues from) voice services to data services, internationally and, in particular, in Brazil. The growing use of data has become a major challenge in terms of infrastructure, since the mobile sites now demand high capacity to provide an efficient data service. The main solution adopted by TIM was to introduce the FTTS (Fiber to the site) approach, connecting the sites with a fiber optics network and installing small cells connected to this network, especially in Rio de Janeiro and São Paulo, in order to reduce congestion on the mobile sites, increasing the transmission capacity and improving the quality of service. This led to a huge increase in the use of the TIM Fiber and TIM S.A. (Intelig) backbone for mobile services. This sharing of the network by mobile and fixed services makes it impossible to keep cash disbursements for CAPEX and OPEX separate between these two segments.

(iii)

The behavior of the telephone services customers is changing to a data-centered approach, where customers are always “connected”, using either the operator network or public or private Wi-Fi, which is possible as handsets become ever more advanced. Thus the telecom companies are offering services and data packages to obtain income from the constant usage of data. Introducing offers as packages has made it impossible to separate cash revenues from the mobile segment and the fixed segment.

(iv)

From an organizational standpoint, the businesses of TIM Fiber and TIM S.A. (Intelig) are totally integrated into the mobile business.

Consequently, the impairment testing of said goodwill used this CGU (TIM Participações) and the value in use method, the principal assumptions used being summarized below:

  Percentages of growth in the number of clients, in line with the Company’s business plan, prepared for 3+2 years.
  Progressive decrease in the base of clients of prepaid services, and, in accordance with the historical trend and the industrial plan, this is being offset with greater penetration postpaid services, in line with the Company’s business plan and prepared for 3+2 years, when the cash flow will stabilize and the growth can be estimated based on perpetuity.
  Operation and maintenance costs estimates considering change in the base of clients, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (4.00% p.a. on average) is in line with the estimates prepared by representative market institutions.
  Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 2.50% p.a..
  The discount rate for estimated future cash flows was 11.10% p.a., 15,24% is the equivalent discount rate to the same value in use excluding the impact of income taxes from future cash flows.

At March 31, 2018, the Company found no evidence of impairment. Accordingly, a review of the impairment test was not required for the period.

 (e)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are amortized in accordance with their estimated useful life on the same date.

(f)

Infrastructure use rights - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(g)

Auction and payment of 4G License 700 MHz

Intangible assets in progress are substantially represented by costs for development of the 4G technology, which include: (i) amounts paid for obtainment of 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i)

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with ANATEL, which is subject to interest rates of 1% p.m. and monetary adjustment by IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the period ended March 31, 2018, was R$1,621 (R$2,207 at March 31, 2017) of interest and R$1,647 (R$1,237 at March 31, 2017) of monetary adjustments.

(ii)

Additionally, as determined on the call notice, the Company has borne the costs regarding the cleaning of the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company had also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by Anatel among the companies that won the auction, totaling R$1,199 million to be paid related to these costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. From 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetary adjustment based on the IGP-DI index. In the period ended March 31, 2018, the impact generated by the appropriation of AVP interest amounted to R$222 (R$1,687 at March 31, 2017), while the impact from indexation was R$1,076 (R$4,746 at March 31, 2017).

On April 9, 2015, and January 26, 2017, and January 16, 2018, payments in the amounts of R$370,379, R$858,991, and R$142,862 respectively, were made to EAD.

The license mentioned above relates to the concept of qualifying asset. Consequently, the finance charges over funds raised without specific destination, used with the purpose of obtaining a qualifying asset, are capitalized at the average rate of 8.64% per annum in connection with the borrowings and financing valid for the period. The amount capitalized in the period ended March 31, 2018, was R$45,251 (R$75,082 at March 31, 2018).

(h)

Cost of deferred commission to dealers

Beginning 2015, the Company launched new offers to corporate clients where contracts provide a minimum contract period of 24 months with a penalty clause in case of early cancellation. This kind of contract allows amounts disbursed with commissions to dealers in the acquisition of these clients to be capitalized in assets. The capitalized costs of these contracts will be amortized over the contract term, net of impairment adjustments.

The balances at January 1, 2018 were reclassified to “prepaid expenses”, as a result of the adjustments from the initial adoption of IFRS 15/CPC 47, in the amount of R$128,760 (net of deferred taxes).

Finance lease obligations

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other part (lessee) are classified as financial leases. These lease values are transferred from intangible assets of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered as borrowings and receivables.

Assets

	Consolidated
	03/2018	12/2017

LT Amazonas	206,150	205,331
	206,150	205,331

Current portion	(20,592)	(19,773)
Non-current portion	185,558	185,558

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$505,299.

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Nominal amount		Present value

Up to March 2019	22,181	20,592
April 2019 to March 2023	100,925	40,607
April 2023 onwards	382,193	144,952
	505,299	206,151

The present value of installments receivable is R$206,150 (R$205,331 at December 31, 2017), of which R$185,558 is principal and R$20,592 is interest accrued until March 31, 2018. These amounts were estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum.

Liabilities

	Consolidated
	03/2018	12/2017

LT Amazonas (i)	354,310	351,063
Sale of Towers (leaseback) (ii)	1,489,685	1,466,895
Others (iii)	59,311	69,214
	1,903,306	1,887,172

Current portion	(184,884)	(176,925)
Non-current portion	1,718,422	1,710,247

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors, and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

Up to March 2019	42,132	41,309
April 2019 to March 2023	191,699	68,599
April 2023 onwards	726,194	244,402
	960,025	354,310

The consolidated nominal value of future installments due by TIM Celular is R$960,025. Its present value is R$354,310, composed by R$313,001 for principal and R$41,309 for interest at March 31, 2018, was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44% per annum. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain precedent conditions.

In total, 5,873 transfers of towers occurred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in an amount of sales of R$2,651,247, of which R$1,088,390 was booked as deferred revenues and will be amortized over the period of the contract

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (lessee) would have to pay in a similar lease or loan, as mentioned below.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

Up to March 2019	172,576	134,782
April 2019 to March 2023	781,014	353,149
April 2023 onwards	3,647,961	1,001,754
	4,601,551	1,489,685

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$4,601,551. Their present value is R$1,489,685, of which R$1,369,448 is principal and R$120,237 is interest at March 31, 2018. The present value was estimated by projecting future payments discounted at the discount rates used on the date of the transactions, ranging from 11.01% to 17.08% per annum, and which were determined on the basis of observable market transactions that the Company (lessee) would have to pay in a similar lease or loan.

iii) It is substantially represented by the financial lease of new transmission towers.

Regulatory credits to be offset

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset with future changes in the base, or to reduce future obligations.

Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	Parent Company		Consolidated
	03/2018	12/2017	03/2018	12/2017

Suppliers	4,162	3,352	4,219,003	3,986,557

Local currency	4,099	2,870	4,157,102	3,868,603
Suppliers of materials and services (a)	4,099	2,870	3,904,630	3,649,543
Interconnection (b)	-	-	191,274	155,114
Roaming (c)	-	-	1,690	1,051
Co-billing (d)	-	-	59,508	62,895

Foreign currency	63	482	61,901	117,954
Suppliers of materials and services (a)	63	482	39,019	80,869
Roaming (c)	-	-	22,882	37,085

Current portion	4,162	3,352	4,219,003	3,986,557

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in other operator networks.

(d) This refers to calls made by a customer who chooses another long-distance operator.

Authorizations payable

At March 31, 2018, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
	03/2018	12/2017

Renewal of authorizations (i)	262,513	262,513
700 MHz frequency band cleaning, net of AVP (ii)	-	141,659
Updated ANATEL Debt (ii)	101,719	98,451
Guarantee insurance on authorizations	4,076	4,077
	368,308	506,700

Current portion	(92,601)	(233,173)
Non-current portion	275,707	273,527

(i) In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. At March 31, 2018, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$262,513 (R$262,513 at December 31, 2017).

(ii) At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, had to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems. Thus, the Digitalization Regulatory Entity (Entidade Administradora da Digitalização, or “EAD”) was organized, with respect to which the total commitment assumed by TIM Celular was R$1,199 million. This amount was paid in 4 installments adjusted by the IGP-DI index (Note 15.g).

Still, as a result of this additional cost assumed by TIM Celular, it should have been entitled to a discount on the final amount to be paid for the Authorization to use the 700 MHz band, however, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). As of June 30, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$101 million at March 31, 2018), which is still pending trial (Note 15.g).

On February 15, 2016, the subsidiary TIM Celular signed an Addendum to the Terms of Authorization for the 700 MHz band (extracts published in the Federal Gazette on March 8, 2016), extending the date of payment of the second installment of 30% to the EAD, previously payable on January 31, 2016. The agency thus received from TIM Celular, on January 31, 2017, the amount of R$859 million, an installment of 60%, with respect to the installments for the years 2016 and 2017. The 4th and last installment, of 10%, was paid to EAD on January 31, 2018, in the amount of R$142.9 million.

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (part of AR 92) of Bid No. 004/2012/PVCP/SPV–ANATEL; (ii) granted the application to extend the authorization for radio frequency use for lot 222 (part of AR 31) of said bid; and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

The authorizations held on a primary basis by TIM Celular at March 31, 2018, as well as their maturity dates, are detailed below:

Maturity date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

Borrowings and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under financial costs.

Description	Currency	Charges	Maturity	03/2018	12/2017
BNDES (1)	URTJLP	TJLP to TJLP + 3,62%p.a.	Jul/18 to Jul/22	1,598,837	1,945,140
BNDES (1)	UM143	SELIC + 2,52% p.a.	Jul/22	1,573,804	1,911,383
BNDES (PSI) (1)	R$	2,50% to 4,50% p.a.	Jul/18 to Jan/21	204,719	263,972
KFW (2)	USD	Libor 6M+ 1,35% p.a.	Apr/19	112,265	110,937
KFW Finnvera (2)	USD	Libor 6M+ 0,75% p.a.	Jan/24	242,706	260,522
Cisco Capital (3)	USD	1,80% to 2,50% p.a.	Sep/18 to Dec/20	184,078	198,990
Total				3,916,409	4,690,944
Current portion				(1,183,513)	(1,351,860)
Non-current portion				2,732,896	3,339,084

Guarantees:

(1)

Guaranteed by holding TIM Participações and collateral of some receivables of TIM Celular

(2)

Guaranteed by holding TIM Participações.

(3)

No guarantee

The parent company TIM Participações does not have borrowings and financing at March 31, 2018.

The financings arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. The parent company, TIM Participações, has complied with these financial ratios.

In December 2017, the Company prepaid R$800 million of the debt to BNDES, reducing the debit balance of the facility. The prepayment did not change the original payment schedule, the last installment of which matures in July 2022. In January 2018, a further R$500 million was settled in advance, without changing the original payment schedule.

The prepayments made were intended to enable the Company’s effective management of indebtedness and cash.

The table below sets forth the status of the financing and credit facilities available:

						Amount used at
Type	Currency	Date of Opening	Term	Total amount	Undrown balance	March 31, 2018
BNDES (1)	TJLP	Dec/15	Dec/18	2,940	2,940	-
Total R$				2,940	2,940	-

KFW Finnvera (2)	USD	Dec/15	Jun/18	150,000	51,094	93,088

Purpose:

(1)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018. To date, the Company has opted not to draw down the credit facility available.

(2)

Financing of purchases of imported equipment and services for the years 2015, 2016 and 2017. The amount of US$93 million was equivalent to R$310 million on the date of payment.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance at March 31, 2018, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$82 million. This amount was recorded in “Deferred Revenues” under “Government Subsidies” (Note 23) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (Note 30).

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing at March 31, 2018, mature as follows:

Consolidated
2019	851,067
2020	749,540
2021	669,530
2022	404,871
2023	18,975
2024	38,913
2,732,896

The table below includes the schedule of nominal values of borrowings and financing estimated until the termination of the agreements.

Nominal Value
2018	1,144,623
2019	1,289,176
2020	876,850
2021	737,352
2022	418,681
2023	20,525
2024	39,467
4,526,674

Borrowings fair value

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines is recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date.

Another transaction contracted with extremely specific features is the financing obtained from KFW Finnvera. This transaction is secured by Finnvera, a Finnish development agency. Given the features of this transaction, the Company believes that its fair value is equal to that shown in its balance sheet.

Regarding the funds raised with Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

Indirect taxes, charges and contributions payable

	Parent Company		Consolidated
	03/2018	12/2017	03/2018	12/2017

Indirect taxes, charges and contributions payable	477	370	369,339	307,793

ICMS	-	-	276,093	236,230
ANATEL taxes and charges	-	-	20,658	20,431
ISS	403	364	69,861	47,485
Others	74	6	2,727	3,647

Current portion	(477)	(370)	(366,750)	(305,266)
Non-current portion	-	-	2,589	2,527

Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose for quarterly or monthly payments of income tax and social contribution. From 2016 on the Company chose to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	03/2018	12/2017	03/2018	12/2017
Direct taxes, charges and contributions payable	13	218	403,886	467,575

Income tax and social contribution	-	-	282,969	391,813
PIS/COFINS	10	211	79,125	38,880
Others (*)	3	7	41,792	36,882

Current portion	(13)	(218)	(196,378)	(260,787)
Non-current portion	-	-	207,508	206,788

(*) Refers basically to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSLL) in installments, the final maturity of which will be on October 31, 2024.

23.

Deferred revenues

	Consolidated
	03/2018	12/2017

Deferred revenues	1,438,550	1,471,362

Prepaid services to be provided (1)	359,376	388,301
Government grants (2)	82,601	89,036
Network swap (3)	18,734	20,191
Anticipated receipts	20,897	22,627
Deferred revenues for sale of towers (4)	937,683	951,207
Contractual liability (Note 2.f)	19,259	-

Current portion	(464,528)	(480,430)
Non-current portion	974,022	990,932

(1) This refers to reload of voice and data credits not yet used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through March 31, 2018, was R$202,954 million. This amount is being amortized according to useful life of the asset being financed and appropriated to the “Other income (expenses), net” (Note 30).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable and possible are subject to disclosure for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	03/2018	12/2017	03/2018	12/2017

Provision for legal and administrative proceedings	2,661	2,672	601,408	528,320

Civil (a)	-	-	153,941	132,422
Labor (b)	2,661	2,672	194,523	184,311
Tax (c)	-	-	221,652	180,643
Regulatory (d)	-	-	31,292	30,944

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	12/2017	Additions, net of reversals	Payments	Monetary adjustment	03/2018

	528,320	103,099	(111,792)	81,781	601,408

Civil (a)	132,422	62,633	(73,248)	32,134	153,941
Labor (b)	184,311	8,359	(3,709)	5,562	194,523
Tax (c)	180,643	31,899	(34,695)	43,805	221,652
Regulatory (d)	30,944	208	(140)	280	31,292

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a. Civil Claims

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$47,996 (R$88,636 at December 31, 2017), refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) challenges about the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$30,638 (R$4,551 at December 31, 2017).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$23,754 (R$13,152 at December 31, 2017).

a.4.

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$22,281 (R$18,224 at December 31, 2017).

a.5

Social and environmental, and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$12,415 (R$3,157 at December 31, 2017).

a.6 ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging: (i) a debit regarding the collection of 2% on the revenues from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$12,356 (No provisions for such cases were established at December 31, 2017).

b. Labor proceedings

Below is a summary of the key labor proceedings claims whose likelihood of loss is probable:

They involve various labor claims filed by former employees in relation to issues such as salary difference, parity, payment of variable compensation/commission, legal additions, overtime, and other provisions established in the period prior to the privatization process, and also claims filed by former employees of service providers, who, taking advantage of the labor legislation currently in force, require the Company and/or its subsidiaries to be held liable for labor obligations not complied with by the service providers contracted.

Of the total number of 1,873 labor claims as at March 31, 2018 (1,845 at December 31, 2017) filed against the Company and its subsidiaries, most of them refer to own employees, followed closely by claims involving former employees of service providers. The provision for these proceedings amount to R$185,684, monetarily restated (R$172,467 at December 31, 2017).

A significant portion of these provisions refers to organizational restructuring procedures, of which we highlight the closing of the activities of the call centers as well as proceedings related to TIM’s internal sites, which led the termination of employees. At March 31, 2018, the provision for these proceedings totaled R$21,736, monetarily restated (R$21,758 at December 31, 2017).

c. Tax processes

	03/2018	12/2017
Federal taxes	29,808	33,907
State taxes	105,614	59,403
Municipal taxes	2,058	1,738
TIM S.A. proceedings (purchase price allocation)	84,172	85,595
	221,652	180,643

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated at the indices established by the federal, state and/or municipal governments for taxes in arrears, being substantially linked to the variation in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular has been made for twelve cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payment and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose updated amounts provided total R$9,153 (R$9,092 at December 31, 2017), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provided in August 2015 and updated is R$13,653 (R$13,516 at December 31, 2017).

(ii) The provision for TIM S.A. regarding federal taxes has been made for two cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$84 thousand (R$5,914 at December 31, 2017).

State taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular covers thirty-eight proceedings, of which the most important are (i) the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$20,954 (R$14,610 at December 31, 2017), (ii) amounts allegedly not subject to taxation, regarding the provision of telecommunication services, for which the updated amount is R$4,662 (R$4,605 at December 31, 2017), as well as (iii) cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS, which updated amount is R$24,012, having no corresponding amount at December 2017.

(ii) The provision for TIM S.A referring to state taxes covers seven proceedings, and includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$6,998 (R$6,940 at December 31, 2017).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A PPA

Tax proceedings arising from the acquisition of TIM S.A and included in its purchase price allocation process, amount to R$84,172 (R$85,595 at December 31, 2017).

b.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

At March 31, 2018, the amount classified as probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustment, is R$31,174 (R$30,796 at December 31, 2017).

c.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the quarterly information, as shown below:

	Consolidated
	03/2018	12/2017

Civil (e.1)	1,278,114	1,286,252
Labor and social security (e.2)	799,915	763,505
Tax (e.3)	15,346,022	14,528,617
Regulatory (e.4)	260,688	178,908
	17,684,739	16,757,282

The administrative and legal proceedings assessed as possible losses and monitored by the Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

Consolidated
	03/2018	12/2017
Actions filed by consumers (e.1.1)	446,815	453,231
ANATEL (e.1.2)	219,404	217,012
Procon and Public Prosecutor’s Office (e.1.3)	143,681	158,620
Former trade partners (e.1.4)	185,782	182,843
Social and environmental, and infrastructure (e.1.5)	167,669	158,287
Others	114,763	116,259
	1,278,114	1,286,252

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged incorrect charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) Environmental licensing and Structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by the Telecom structures; (ii) renewal of leasing land agreements to install sites; (iii) eviction from land leased to install sites; and (iv) presentation of registration data; among others.

e.2. Labor claims

There are 6,521 labor claims filed against the Company and its subsidiaries as of March 31, 2018 (6,476 as of December 31, 2017) related to claims made by former employees of service providers in the updated amount of R$799,915 (R$763,505 at December 31, 2017).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employees. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total updated amount of R$23,387 (R$27,775 at December 31, 2017).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing in the total updated amount of R$60,711 (R$60,711 at December 31, 2017).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,210 as possible risk and the amount of R$5,655 as probable risk (R$3,210 updated as possible risk and R$5,654 updated as possible risk at December 31, 2017).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part.

The remaining amounts relate to various labor claims lawsuits filed by former own employees and former employees of third-parties.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the updated amount of R$4,995 (R$4,995 at December 31, 2017).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-adjusted bonus, payments to self-employed persons and sales incentives in the updated amount of R$9,868 (R$9,868 at December 31, 2017).

TIM S.A. received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration in the updated amount of R$43,756 (R$43,756 at December 31, 2017).

e.3. Tax

	Consolidated
	03/2018	12/2017
Federal Taxes (e.3.1)	3,811,141	3,752,877
State Taxes (e.3.2)	8,130,566	7,407,881
Municipal Taxes (e.3.3)	667,992	658,783
FUST, FUNTTEL and EBC (e.3.4)	2,736,323	2,709,076
	15,346,022	14,528,617

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$10,616,480.

e.3.1. Federal Taxes

Assessment against the TIM Group for federal taxes amounted to R$3,811,141 at March 31, 2018 (R$3,752,877 at December 31, 2017). Of this total, the following issues stand out:

(i)

Alleged error in the use of tax credits due to a reverse merger, amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization of these benefits in the Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,575,148 (R$2,552,068 atDecember 31, 2017).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$193,890 (R$192,417 at December 31, 2017).

(iii)

Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$62,876 (R$62,312 at December 31, 2017).

(iv)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for Tim Celular is R$243,849 (R$241,431 at December 31, 2017), and, for TIM S.A., the amount is R$57,050 (R$56,469 at December 31, 2017).

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$400,191 (R$396,103 at December 31, 2017).

e.3.2. State Taxes

Assessment against TIM Group for state taxes amounted to R$8,130,566 at March 31, 2018 (R$7,407,881 at December 31, 2017). Of the total amount the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$1,259,620 (R$1,245,965 at December 31, 2017).

(ii)

Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged incorrect credit of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$1,067,244 (R$1,055,667 at December 31, 2017).

(iii)

Credit reversal and late use of credit for purchase of fixed assets. The amount involved for TIM Celular is R$808,705 (R$784,654 at December 31, 2017), and the amount involved for TIM S.A. is R$20,165 (R$19,950 at December 31, 2017).

(iv)

ICMS credits booked and debits reversed, as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions with tax substitution, and exempt and non-taxable transactions. The amount involved for TIM Celular is R$2,358,079, and the amount involved for TIM S.A. is R$130,358 (R$128,875 at December 31, 2017).

(v)

Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$132,818 (R$131,625 at December 31, 2017).

(vi)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$122,263 (R$120,880 at December 31, 2017).

(vii)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$176,773 (R$175,729 at December 31, 2017).

(viii)

Alleged conflict between ancillary obligations data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$256,665 (R$253,443 at December 31, 2017).

(ix)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, incorrect ICMS credit regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as alleged failure to include Value-Added Services (SVA) of the ICMS calculation base. The amount involved is R$184,197 (R$149,425 at December 31, 2017).

(x)

Taxation of international roaming services. The amount involved is R$46,355 (R$45,917 at December 31, 2017).

(xi)

Credits booked for the return of cell phones on free lease. The amount involved is R$187,577 (R$185,526 at December 31, 2017).

(xii)

Collection of ICMS tax on subscription services and its alleged failure to include it in the ICMS calculation base due to its nature. The amount involved is R$117,437 (R$112,848 at December 31, 2017).

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$667,992 at March 31, 2018 (R$658,783 at December 31, 2017). Of this amount, the following issues stand out:

(i)

Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$138,156 (R$136,732 at December 31, 2017).

(ii)

Collection of ISS on import of services. The amount involved is R$273,634 (R$269,547 at December 31, 2017).

(iii)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by municipal authorities in several locations. The amount involved is R$109,852 (R$107,519 at December 31, 2017).

e.3.4. FUST and FUNTTEL

The amount assessed against TIM Group for contributions to FUST and FUNTTEL is R$2,733,841 as of March 31, 2018 (R$2,709,076 as of December 31, 2017). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among others.

At March 31, 2018, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$260,688 (R$178,908 at December 31, 2017).

On obtaining an extension of authorization to use radio frequencies associated with SMP, TIM Celular subsidiary incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges received are discussed in the administrative and/or legal spheres.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated
	03/2018	12/2017
	(3 months)	(12 months)

Opening balance	22,803	21,726

Reversal/write-offs recorded throughout the period/year, net of additions	(3,710)	649
Monetary adjustment for the period/year	172	428

Closing balance	19,265	22,803

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 8.56% p.a. as at March 31, 2018 (8,92% p.a. at December 31, 2017).

Shareholders’ equity

a.

Capital

The capital is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company’s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	03/2018	12/2017
Net value paid up	9,866,298	9,866,298

Value paid up	9,913,414	9,913,414
(-) Funding costs	(47,116)	(47,116)

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to corporate entries. These reserves are comprised of:

	03/2018	12/2017

Net Equity	1,687,292	1,687,565

Special goodwill reserve	380,560	380,560
Share options	35,328	35,601
Tax benefit reserve	1,271,404	1,271,404

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of TIM S.A, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Share options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the share options granted to their employees (Note 27).

In March and May 2017, the company sold 71,490 and 86,173 common shares, respectively, to the beneficiaries of the stare option plan (Note 27). These shares were held in treasury by the Company as of the exercise of the options, at the book value of 4.1628 per share.

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular at March 31, 2018, and December 31, 2017, was R$1,271,404.

This tax benefit basically corresponds to a reduction in the Corporate Income Tax (IRPJ) on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazone (SUDENE/SUDAM), and the tax benefit reports are granted by state, for a period of 10 years, subject to extension.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of the capital stock. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of the capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d.

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit. As provided for in the Company’s bylaws, dividends not claimed within 3 years will be reversed to the Company.

On December 31, 2017, dividends and interest on equity were calculated as shown below:

2017

Net income for the year	1,234,507
(-) Legal reserve constitution	(61,725)
(-) Tax incentives not to be distributed	(112,493)
Revised profit	1,060,289

Minimum dividends calculated considering 25% of the revised profit	265,072

Breakdown of dividends payable and interest on equity:
Interest on shareholders’ equity	189,991
Dividends	103,325
Total dividends distributed and proposed	293,316
IRRF tax on interest on equity	(28,244)
Total dividends and interest on shareholders’ equity, net	265,072

Dividends per share (Reais per share)	0.11

The balance of dividends and interest on shareholders’ equity payable at March 31, 2018, contains amounts not settled in previous years, in the amount of R$40,254 (R$40,266 at December 31, 2017).

Interest on shareholders’ equity paid and/or payable is recorded against financial expenses, which, for the purposes of presentation of the quarterly information, are reclassified and disclosed in allocation of net income for the year, in changes in shareholders’ equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenues, with impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance.

Regarding the statement of cash flow, interest on shareholders’ equity and dividends paid to shareholders were classified as “Financing Activities”.

Share options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan.

Share options are effective for 6 years and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash.

There were no new grants in 2017, only ascertainments regarding the next vestings, being the 3rd related to the 2014 grant, the 2nd related to the 2015 grant and the 1st related to the 2016 grant.

A new program will be held in 2018, which is currently pending approval by TIM’s board of directors.

The variation in the quantity of options are presented below:

Date of grant	Share Options Granted	Maturity date	Exercise price	Balance at the beginning of the period	Granted in the period	Exercised in the period	Forfeited in the period	Falling due in the period	Balance at the end of the period
03/2018
2014-2016 Plan – 3rd grant	3,922,204	Sep/22	R$ 8,10	2,810,078	-	-223,381	-44,138	-	2,542,559
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	R$ 8,45	1,305,422	-	(269,288)	-22,696	-	1,013,438
2014-2016 Plan – 1st grant	1,687,686	Sep/20	R$ 13,42	658,720	-	-27,424	-	-	631,296
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	R$ 8,13	844,914	-	-	-	-	844,914
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	R$ 8,96	255,556	-	-	-	-	255,556
2011-2013 Plan – 1st grant	2,833,595	Aug/17	R$ 8,84	-	-	-	-	-	-
Total	17,532,884			5,874,690	-	(520,093)	-66,834	-	5,287,763
Average weighted price for the period			R$ 8,85

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a	6 years	11.94% p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89% p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66% p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66% p.a
2015 Grant	R$8.45	35.50% p.a	6 years	16.10% p.a
2016 Grant	R$8.10	36.70% p.a	6 years	11.73% p.a

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Board of Directors of TIM Participações approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors of TIM Participações (September 29, 2015).

•

2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2016).

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the period, totaled R$771 (R$1,147 on March 31, 2017).

28.

Net Operating Revenue

Revenues from services rendered

The principal service revenues derive from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end, considering the revenues billed in the previous month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

	Consolidated
	03/2018	03/2017

Total net operating revenue	4,119,853	3,951,373

Gross operating revenue	5,824,357	5,566,508

Service revenue	5,592,108	5,276,317
Service revenue – Mobile	5,244,855	4,989,242
Service revenue - Landline	347,253	287,075

Goods sold	232,249	290,191
Deductions from gross revenue	(1,704,504)	(1,615,135)
Taxes	(1,295,600)	(1,312,545)
Discounts given	(405,853)	(295,127)
Returns and others	(3,051)	(7,463)

The information for the 1st quarter of 2018 includes the effects of the adoption of IFRS 15. In order to enable understanding and comparison of information, the Company disclosed in Note 2.f the consolidated statement of income for the quarter ended March 31, 2018, excluding the effects of the adoption of IFRS 15.

Operating costs and expenses

		Consolidated
	03/2018				03/2017
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

Personnel	(13,496)	(155,076)	(71,357)	(239,929)	(11,522)	(145,630)	(65,721)	(222,873)
Third party services	(136,742)	(551,779)	(107,805)	(796,326)	(137,410)	(537,012)	(103,075)	(777,497)
Interconnection and means of connection	(711,449)	-	-	(711,449)	(734,105)	-	-	(734,105)
Depreciation and amortization	(610,961)	(44,969)	(163,856)	(819,786)	(747,240)	(45,092)	(132,212)	(924,544)
Taxes, fees and contributions	(8,403)	(215,709)	(3,390)	(227,502)	(9,688)	(223,378)	(5,876)	(238,942)
Rent and insurance	(153,701)	(19,558)	(15,396)	(188,655)	(168,349)	(23,239)	(17,474)	(209,062)
Cost of goods sold	(180,306)	-	-	(180,306)	(202,190)	-	-	(202,190)
Publicity and advertising	-	(108,835)	-	(108,835)	-	(110,922)	-	(110,922)
Losses on doubtful accounts	-	(115,715)	-	(115,715)	-	(64,933)	-	(64,933)
Others	(733)	(2,735)	(17,631)	(21,099)	(945)	(7,578)	(11,409)	(19,932)
	(1,815,791)	(1,214,376)	(379,435)	(3,409,602)	(2,011,449)	(1,157,784)	(335,767)	(3,505,000)

		Parent Company
	03/2018				03/2017
	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total

Personnel	-	-	(4,909)	(4,909)	-	-	(4,409)	(4,409)
Third party services	-	-	(1,608)	(1,608)	-	-	(1,794)	(1,794)
Rent and insurance	-	-	(5)	(5)	-	-	71	71
Taxes, fees and contributions	-	-	(183)	(183)	-	-	(118)	(118)
Other	-	-	(64)	(64)	-	-	(36)	(36)
	-	-	(6,769)	(6,769)	-	-	(6,286)	(6,286)

The Company and its subsidiaries contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time that the employee is working at the Company and its subsidiaries. These plans do not originate any additional obligation for the Company. When the employee leaves the Company or its subsidiaries in the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled to, and that may represent a reduction in future contributions of the Company and its subsidiaries to active employees, or a refund in cash of these amounts, are recorded in assets.

30.

Other income (expenses), net

	Parent company		Consolidated
	03/2018	03/2017	03/2018	03/2017

Other income (expenses), net	(315)	(124)	(190,462)	(172,524)

Income	-	‐	34,021	35,615
Subsidy income, net	-	-	6,435	7,248
Fines on telecommunications services	-	-	10,177	9,848
Revenue from disposal of assets	-	-	238	235
Other income	-	‐	17,171	18,284

Expenses	(315)	(124)	(224,483)	(208,139)
Amortization of authorization	-	-	(81,688)	(64,407)

Expenses	(315)	(124)	(142,795)	(143,732)
FUST/FUNTTEL (*)	-	-	(35,449)	(36,379)
Taxes, fees and contributions	‐	‐	(722)	(1,422)
Provision for legal and administrative proceedings, net	(312)	(50)	(101,631)	(100,323)
Expenses involving disposal of assets (*)	-	-	(404)	473
Other expenses	(3)	(74)	(4,589)	(6,081)

(*) Expenses incurred with contributions on several telecommunications revenues due to ANATEL, according to the legislation in force.

31.

Financial income

	Parent company		Consolidated
	03/2018	03/2017	03/2018	03/2017
Financial income	538	759	83,669	236,960

Interest on financial investments	401	389	48,051	119,971
Interest received from clients	-	-	8,624	9,990
Swap interest	-	-	3,483	20,345
Interest on leasing	-	-	6,465	6,624
Monetary adjustment	128	370	4,913	17,372
Foreign exchange variations	9	‐	10,251	59,382
Other income	-	‐	1,882	3,276

32.

Financial costs

	Parent Company		Consolidated
	03/2018	03/2017	03/2018	03/2017

Financial Expenses	(673)	(646)	(253,929)	(340,185)

Interest on borrowings and financing	-	‐	(33,687)	(47,064)
Interest paid to suppliers	‐	-	(10,739)	(69)
Interest on taxes and fees	(7)	(9)	(3,742)	(9,228)
Swap interest	-	-	(11,885)	(43,702)
Interest on leasing	-	-	(66,055)	(66,072)
Monetary adjustment	(63)	(38)	(96,062)	(80,723)
Discounts granted	-	-	(7,723)	(9,659)
Foreign exchange variations	(9)	1	(10,488)	(60,074)
Other expenses	(594)	(600)	(13,548)	(23,594)

The exchange variation for the period relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (Note 37).

33. Income tax and social contribution

	Consolidated
	03/2018	03/2017

Income tax and social contribution	(104,399)	(38,533)

Current income tax and social contribution	(101,232)	(22,882)
Income tax for the period	(91,320)	(38,236)
Social contribution for the period	(33,855)	(14,274)
Tax incentive – SUDENE/SUDAM (*)	23,943	29,628

Deferred income tax and social contribution	(6,075)	(15,651)
Deferred income tax	(4,324)	(11,508)
Deferred social contribution	(1,751)	(4,143)

Provision for Income Tax and Social Contribution Contingencies	2,908	-

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated
	03/2018	03/2017	03/2018	03/2017
Income before income tax and social contribution	245,130	132,091	349,529	170,624
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(83,344)	(44,911)	(118,840)	(58,012)
(Additions)/exclusions:
Unrecognized/recognized tax losses and temporary differences	(2,434)	(2,130)	3,118	(1,711)
Equity accounting income	85,799	47,052	-	-
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	-	-	(8,080)	(3,538)
Financial lease impact	-	-	(8,918)	(8,789)
Other permanent additions and exclusions	(21)	(11)	2,965	2,448
SUDENE/SUDAM tax incentive (*)	-	-	23,945	29,628

Other amounts	-	-	1,411	1,441
	-	-	(104,399)	(38,533)
Income tax and social contribution recorded in income for the period
Effective tax rate	-	-	29.87%	22.58%

(*) As mentioned on Note 26 b.3, according to Article 443, item I, of Decree No. 3000/1999, for investment subsidies not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	03/2018	03/2017

Income attributable to shareholders of the Company	245,130	132,091

Weighted average number of common shares issued (thousands)	2,421,027	2,420,165

Basic earnings per share (expressed in R$)	0.10	0.05

 (b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	03/2018	03/2017

Income attributable to shareholders of the Company	245,130	132,091

Weighted average number of common shares issued (thousands)	2,421, 521	2,420,365

Diluted earnings per share (expressed in R$)	0.10	0.05

The calculation of diluted earnings per share considered 521 thousand shares (200 thousand shares in 2017) related to the Granting of Plan 2011-2013, and granting of the 2014-2016 Plan, as mentioned in Note 27.

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	03/2018	12/2017
Telecom Italia Sparkle (1)	2,299	1,416
TI Sparkle (4)	1,074	1,544
TIM Brasil (6)	12,855	13,619
Grupo Havas (8)	88,080	115,840
Others	838	709
Total	105,146	133,128

	Liabilities
	03/2018	12/2017

Telecom Italia S.p.A. (2)	33,276	35,288
Telecom Italia Sparkle (1)	15,968	10,686
TI Sparkle (4)	3,033	9,223
TIM Brasil	4,903	4,903
Vivendi Group (7)	6,821	6,430
Gruppo Havas (8)	38,138	29,008
Others	107	107
Total	102,246	95,645

	Revenue
	03/2018	03/2017

Telecom Italia S.p.A. (2)	135	236
Telecom Italia Sparkle (1)	885	1,414
TI Sparkle (4)	243	663
Total	1,263	2,313

	Costs/Expenses
	03/2018	03/2017

Telecom Italia S.p.A. (2)	2,281	1,236
Telecom Italia Sparkle (1)	7,151	15,855
TI Sparkle (4)	5,020	12,826
Generali (5)	-	2,441
Vivendi Group (7)	6,821	778
Gruppo Havas (8)	89,645	-
Italtel (3)	-	3,400
Total	110,918	36,536

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to value-added services (VAS).

(8)

The amounts refer to publicity services.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	03/2018	03/2017

Salaries and other short-term benefits	5,382	4,853
Share-based payments	538	835
	5,920	5,688

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized to income when incurred, under financial income or costs.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently revised to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to i) reduce the exchange variation risks and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IFRS 9/CPC 48.

The major risk factors to which the Company and its subsidiaries are exposed as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings and financing taken in the market along with the related costs expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries enter into swap contracts with financial institutions with the purpose of avoiding the impact of foreign exchange fluctuations on the financial result, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks.

At March 31, 2018, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiaries.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). At March 31, 2018, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

- the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at March 31, 2018, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Liquidity Risk

- Liquidity risk arises from the need of cash to meet the obligations undertaken. The Company structures the maturity dates of its non-derivative financial instruments and of its respective derivative financial instruments so as not to affect liquidity.

- The Company’s liquidity and cash flow management is performed on a daily basis in order to ensure that the operating cash generation and prior funding, whenever necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity, and Management, in specific cases, may: i) review the dividend payment policy; ii) issue new shares; and/or iii) sell assets in order to improve liquidity

(iv) Financial credit risk

The cash flow estimate is made and aggregated by the finance and treasury department of the Company. This department monitors the continuous liquidity requirements estimate in order to ensure that the Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

This risk relates to the possibility of the Company and its subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	03/2018			12/2017
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	72,043	(28,285)	43,758	80,790	(32,463)	48,327

Current portion	44,862	(11,421)	33,441	53,875	(14,044)	39,831
Non-current portion	27,181	(16,864)	10,317	26,915	(18,419)	8,496

The consolidated financial derivative instruments with long-term maturities at March 31, 2018 are as follows:

	Assets	Liabilities
2019	20,329	6,183
2020	1,370	6,183
2021	1,370	1,500
2022 onwards	4,112	2,998
	27,181	16,864

Non-derivative financial liabilities substantially comprise suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowinga and financing and financial lease, whose nominal payment flows are disclosed in Notes 20 and 16.

Consolidated financial assets and liabilities valued at fair value:

03/2018
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	894,509		894,509
Derivatives used for hedging purposes		72,043	72,043
Total assets	894,509	72,043	966,552
Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		28,285	28,285
Total liabilities		28,285	28,285

12/2017
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	765,614	-	765,614
Derivatives used for hedging purposes	-	80,790	80,790
Total assets	765,614	80,790	846,404
Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes	-	32,463	32,463
Total liabilities	-	32,463	32,463

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Consolidated
	Measured at amortized cost	Fair value through profit or loss	Total

March 31, 2018
Assets, as per balance sheet
Derivative financial instruments	-	72,043	72,043
Trade accounts receivable and other accounts receivable, excluding prepayments	2,676,785	-	2,676,785
Marketable Securities	-	894,509	894,509
Cash and cash equivalents	1,958,500	-	1,958,500
Financial lease	206,150	-	206,150
Judicial deposits	1,357,333	-	1,357,333
Other assets to offset	62,627	-	62,627
	6,261,395	966,552	7,227,947

	Consolidated
	Measured at amortized cost	Fair value through profit or loss	Total
March 31, 2018
Liabilities, as per balance sheet
Borrowings and financings	3,916,409	-	3,916,409
Derivative financial instruments	-	28,285	28,285
Suppliers and other obligations, excluding legal obligations	4,219,003	-	4,219,003
Financial lease	1,903,306	-	1,903,306
Dividends payable	143,579	-	143,579

	10,182,297	28,285	10,210,582

	Consolidated

December 31,2017	Measured at amortized cost	Fair value through profit or loss	Total
Assets, as per balance sheet
Derivative financial instruments	-	80.790	80.790
Trade accounts receivable and other accounts receivable, excluding prepayments	2,567,063	-	2,567,063
Marketable Securities		768,611	768,611
Cash and cash equivalents	2,960,718	-	2,960,718
Financial lease	205,331	-	205,331
Judicial deposits	1,366,576	-	1,366,576
Other assets to offset	68,571	-	68,571
	7,168,259	849,401	8,017,660

Consolidated
Measured at amortized cost		Fair value through profit or loss	Total

December 31, 2017
Liabilities, as per balance sheet
Borrowings and financings	4,690,944		4,690,944
Derivative financial instruments		32,463	32,463
Suppliers and other obligations, excluding legal obligations	3,986,557	-	3,986,557
Financial lease	1,887,172	-	1,887,172
Dividends payable	143,591	-	143,591
10,708,264		32,463	10,740,727

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and costs.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At March 31, 2018, no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at March 31, 2018 and December 31, 2017 are shown in the table below:

March 31, 2018

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	112,265	112,265	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	242,706	242,706	100%	LIBOR 6M + 0.75% p.a.	80.29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	184,078	184,078	100%	2.18% p.a.	87.62% of CDI

December 31, 2017

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	Swap type	Debt	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	110,937	110,937	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	260,522	260,522	100%	100% LIBOR 6M + 0.75% p.a.	80,29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	198,990	198,990	100%	2.18% p.a.	87.62% of CDI

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	03/2018	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (Cisco and KFW)	545,218	545,218	678,192	810,189
A) ∆ Aggregate Debt Variation
Fair value of the asset side of the swap	545,218	545,218	678,192	810,189
Fair value of the liability side of the swap	(501,460)	(501,460)	(500,847)	(500,419)
Swap result	43,759	43,759	177,345	309,770
B) ∆ Aggregate Swap Variation			133,586	266,011
C) Final result (B-A)			(663)	(1,091)

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI; ii) of Libor; and iii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	6.39%	7.99%	9.59%
LIBOR	2.4524%	3.0655%	3.6786%
USD	3.3238	4.1548	4.9857

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

Attention is drawn to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Sensitivity analyses referring to the derivative financial instruments outstanding at March 31, 2018 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

03/2018
Net income from USD vs. CDI transactions	(6,100)

Capital management

The Group’s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new share or selling assets to reduce its level of indebtedness, for example.

.

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowings and financing, financial leasing and financial instruments are presented below:

	Borrowings and financing	Financial leasing	Derivative financial instruments (assets) liabilities

December 31, 2017	4,690,944	1,887,172	(48,327)
Inflow	-	8,936	(1,532)
Financial charges	92,700	66,055	8,402
Foreign exchange rate variations, net	2,298	-	(2,302)
Payments	(869,533)	(58,857)	-
March 31, 2018	3,916,409	1,903,306	(43,759)

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at March 31, 2018, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries considers that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$39,308,299
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

39.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

4,537,997
2019	837,837
2020	871,351
2021	906,205
2022	942,453
2023	980,151

40.

Other Material Information

On June 20, 2016, OI S.A., Telemar Norte Leste S.A., OI Móvel S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and OI Brasil Holdings Coöperatief U.A. (jointly “Oi”), filed for judicial reorganization with the 7th Business Court of Rio de Janeiro. The complaint states that the purpose of the action was to protect Oi’s cash and assets while it negotiated a judicial reorganization plan with its creditors, so that it can continue to operate. The judicial reorganization processing was granted by the Court on June 29, 2016.

Oi’s judicial reorganization plan was approved by the general meeting of creditors held on December 19, 2017, and ratified by the Court of the judicial reorganization on January 8, 2018. The decision on the approval of the plan has not yet been published in the Official Gazette.

The judicial reorganization plan establishes that the partner supplier creditors will be paid under favorable conditions.

The condition for payment of the listed credits to creditors classified as supplier/partners is as follows:

•

Payment of R$150, 20 days after termination of the credit payment option; and

•

Payment of the remaining balance with 10% discount in four annual installments (the first being on December 31, 2019, if the decision on the approval is published in 2018) plus Reference Rate (TR) + 0.5% per annum.

For suppliers classified in the general payment modality, the payment of the listed credits is as follows:

•

20-year grace period as from publication of the decision on the approval of the judicial reorganization.

•

Repayment of the principal in 5 annual and successive installments.

•

Payment of TR accumulated in the period only together with the last installment.

•

Payments to creditors under this modality will be limited to a maximum of R$70 billion, and, if the credits exceed such amount, they will be subject to a pro rata reduction.

The relationship between TIM and OI arises principally from regulated interconnection operations and the sharing of infrastructure, which are necessary for both operators. Thus, the net asset position of TIM in relation to the judicial reorganization of Oi at June 20, 2016, is as follows:

Interconnection	14,248
Other commercial relationship of infrastructure sharing	1,677
Total	15,925

On the basis of the information available on the date of preparation of the quarterly statements, considering the approval of the judicial reorganization plan, TIM Management does not expect any significant loss with respect to accounts receivable outstanding with Oi at March 31, 2018.

41. Subsequent events

On May 8, 2018, the Company discloses the resolution by the Board of Directors regarding the distribution of R$230 million as interest on shareholders’ equity. The expected payment date is July 15, 2018.

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of PriceWaterhouseCoopers (“PwC”), for the period that ended on March 31st, 2018 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

In addition, based on the information provided and the clarifications received, the Fiscal Council is of the favorable opinion to submit to the Board of Directors the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$230,000,000.00 (two hundred and thirty million Reais) at R$0.095040657 (zero point zero, nine, five, zero, four, zero, six, five, seven Reais) of gross value per share, for payment to be made by August 15th, 2018, without the application of any monetary restatement index, considering the date of May 11th, 2018 (including) to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, May 8th, 2018.

WALMIR KESSELI Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil  (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), and Jaques Horn (Legal Officer), as statutory officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the period ended March 31, 2018.

Rio de Janeiro, May 8, 2018.

STEFANO DE ANGELIS Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	PIETRO LABRIOLA Chief Operating Officer
JAQUES HORN Legal Officer

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), and Jaques Horn (Legal Officer), as statutory officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with opinions expressed in the Company’s Independent Auditors’ Report on the Company’s Financial  Statements for the period ended March 31, 2018.

Rio de Janeiro, May 8, 2018.

STEFANO DE ANGELIS Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	PIETRO LABRIOLA Chief Operating Officer
JAQUES HORN Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 8, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.